Exhibit 99.1



LI AUTO INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code: 2015

2021 INTERIM REPORT

CONTENTS

Company information   **2**

Key highlights   **4**

Business review and outlook   **6**

Management discussion and analysis   **9**

Corporate governance   **14**

Other information   **18**

Report on review of interim financial information   **30**

Unaudited condensed consolidated financial statements and notes   **31**

Definitions   **95**

COMPANY INFORMATION

Executive Directors

Mr. LI Xiang (李想) *(Chairman, CEO and Founder)*

Mr. SHEN Yanan (沈亞楠)

Mr. LI Tie (李鐵)

Non-executive Directors

Mr. WANG Xing (王興)

Mr. FAN Zheng (樊錚)

Independent non-executive Directors

Mr. ZHAO Hongqiang (趙宏強)

Mr. JIANG Zhenyu (姜震宇)

Prof. XIAO Xing (肖星)

AUDIT COMMITTEE

Mr. JIANG Zhenyu (姜震宇)

Prof. XIAO Xing (肖星)

Mr. ZHAO Hongqiang (趙宏強) *(Chairman)*

COMPENSATION COMMITTEE

Mr. JIANG Zhenyu (姜震宇)

Mr. LI Xiang (李想)

Mr. ZHAO Hongqiang (趙宏強) *(Chairman)*

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Prof. XIAO Xing (肖星)

Mr. ZHAO Hongqiang (趙宏強)

Mr. JIANG Zhenyu (姜震宇) *(Chairman)*

JOINT COMPANY SECRETARIES

Mr. WANG Yang (王揚)

Ms. LAU Yee Wa (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. LI Tie (李鐵)

Ms. LAU Yee Wa (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

11 Wenliang Street

Shunyi District

Beijing 101399

the PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Level 54, Hopewell Centre

183 Queen's Road East

Hong Kong

REGISTERED OFFICE

PO Box 309

Ugland House

Grand Cayman KY1-1104

Cayman Islands

AUDITOR

PricewaterhouseCoopers

Certified Public Accountants

Registered Public Interest Entity Auditor

22/F Prince's Building

Central

Hong Kong

LEGAL ADVISORS

As to Hong Kong and U.S. laws

Skadden, Arps, Slate, Meagher & Flom and affiliates

42/F, Edinburgh Tower

The Landmark

15 Queen's Road Central

Hong Kong

As to PRC law

Han Kun Law Offices

9/F, Office Tower C1

Oriental Plaza, 1 East Chang An Avenue

Beijing 100738 China

COMPANY INFORMATION

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai, Hong Kong

COMPLIANCE ADVISOR

Somerley Capital Limited
20/F., China Building
29 Queen's Road Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall, Cricket Square
Grand Cayman KY1-1102, Cayman Islands

PRINCIPAL BANKER

China Merchants Bank Co., Ltd.
China Merchants Bank Tower
No. 7088 Shennan Boulevard
Shenzhen
Guangdong, China

STOCK CODE

2015

COMPANY WEBSITE

ir.lixiang.com

KEY HIGHLIGHTS

	For the Six Months Ended June 30,		
	2020	**2021**	Change (%)
	(Unaudited)	**(Unaudited)**	
	(RMB in thousands, except percentages)		
Revenues	2,798,913	**8,614,153**	207.8%
Gross profit	327,991	**1,569,513**	378.5%
Loss from operations	(410,443)	**(943,626)**	129.9%
Loss before income tax	(166,648)	**(536,267)**	221.8%
Net loss	(152,275)	**(595,456)**	291.0%
Comprehensive loss attributable to the ordinary shareholders of the Company	(581,184)	**(794,041)**	36.6%
Non-GAAP Financial Measures:			
Non-GAAP loss from operations	(410,443)	**(590,307)**	43.8%
Non-GAAP net loss	(412,594)	**(242,137)**	(41.3%)

NON-GAAP FINANCIAL MEASURES

The Company uses Non-GAAP financial measures, such as Non-GAAP loss from operations and Non-GAAP net loss, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and changes in fair value of warrants and derivative liabilities, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

KEY HIGHLIGHTS

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Six Months Ended June 30,	
	2020	**2021**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Loss from operations	(410,443)	**(943,626)**
Shared-based compensation expenses	–	**353,319**
Non-GAAP loss from operations	(410,443)	**(590,307)**
Net loss	(152,275)	**(595,456)**
Shared-based compensation expenses	–	**353,319**
Changes in fair value of warrants and derivative liabilities	(260,319)	**–**
Non-GAAP net loss	(412,594)	**(242,137)**

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first half of 2021, we achieved strong financial and operating performance reflecting the undeniable strength and appeal of our Li ONE. Total deliveries of Li ONEs during the period reached 30,154 vehicles, representing a 217.4% year-over-year increase despite the impact of the COVID-19 pandemic and the supply chain shortage. Our total revenues amounted to RMB8.61 billion, representing a 207.8% year-over-year increase, demonstrating Li ONE's highly competitive product features and our high operational efficiency. During the reporting period, we remained dedicated to serving the mobility needs of families in China by continually optimizing our products and services, expanding our direct sales and servicing network, and investing in autonomous driving and intelligent vehicle technologies while always prioritizing user safety and experience.

Product

On May 25, 2021, we released the 2021 Li ONE equipped with navigation on ADAS (NOA) as a standard configuration. The 2021 Li ONE features comprehensive upgrades, including an enhanced NEDC range of 1,080 kilometers, optimized mobility comfort, and more intelligent cockpit, bringing premium features to our users at an MSRP of RMB338,000 (approximately US$52,000). The 2021 Li ONE aims to be a smart electric vehicle bringing happiness to all families it serves: a powerful extended-range electric powertrain that enables more pleasant road trips, ADAS in a standard configuration to facilitate safe travel for everyone, and a spacious smart interior layout that enhances comfort for every passenger in the car.

We began deliveries of the 2021 Li ONE on June 1, 2021. It has received rave reviews and strong user endorsement for its outstanding product features and performance, which contributed to our total deliveries of 30,154 vehicles in the first half of 2021.

Direct Sales and Servicing Network

Through our own direct sales and servicing network and a data-driven, closed-loop digital platform, we manage all user interactions from sales leads to test drives to purchases and even to user reviews, which enables us to significantly reduce user acquisition costs, and continually improve operating efficiency.

In the first half of 2021, we accelerated the pace of expansion for our direct sales and serving network, to broaden and deepen city coverage to address increasing demand from prospective users across China, and prepare ourselves for the new model launches in 2022 and beyond. In addition, we continued to strengthen our digitalized system to integrate and connect all stages of the vehicle sales and servicing process to achieve higher efficiency in sales and marketing.

As of June 30, 2021, we had 97 retail stores covering 64 cities and 167 servicing centers and Li Auto-authorized body and paint shops operating in 127 cities.

BUSINESS REVIEW AND OUTLOOK

Research and Development

On May 1, 2021, our new research and development center in Shanghai, China started its operation. Our Beijing and Shanghai teams are developing electric vehicle technologies, such as next-generation powertrain system, high C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms.

During the first half of 2021, one of our key research and development efforts was developing our X platform that succeeds the existing EREV platform for Li ONE and is equipped with our next-generation EREV powertrain system. We have also invested in the HPC BEV technologies, which we believe will deliver faster, cheaper, and more accessible charging experience. Furthermore, we continued to invest significantly in our proprietary autonomous driving and intelligent vehicle technologies.

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

In July 2021, we delivered 8,589 Li ONEs, representing a 251.3% increase from July 2020. In August 2021, we delivered 9,433 Li ONEs, representing a 248.0% year-over-year increase, breaking the Company's monthly delivery record again. Total deliveries in the first eight months of 2021 and cumulative deliveries of Li ONEs reached 48,176 and 81,773 respectively.

As of August 31, 2021, we had 114 retail stores covering 69 cities, in addition to 194 servicing centers and Li Auto-authorized body and paint shops operating in 143 cities.

In July 2021, we signed a memorandum of understanding with a local company for collaboration in a reconstruction and expansion project of an automobile manufacturing plant in Shunyi District, Beijing, China.

On August 12, 2021, we successfully achieved dual primary listing of our Class A Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited under the stock code "2015".

On August 27, 2021, we signed an investment agreement with a wholly-owned subsidiary of Xinchen China Power Holdings Limited relating to the formation of a company to be held in the majority by us in Mianyang, Sichuan Province, China, to develop and manufacture a next generation range extension system for us.

BUSINESS REVIEW AND OUTLOOK

BUSINESS OUTLOOK

Looking ahead to the second half of 2021, in the wake of ongoing semiconductor supply chain volatilities, we will continue to collaborate closely with our supply chain partners to minimize the impact on our production. To provide families with safe and convenient products and services that enhance their happiness, we will continue to develop new EREV and BEV models and innovate in-vehicle intelligence and autonomous driving, while expanding to broader regions across China and pursuing operational excellence and cost improvement.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2020	**2021**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Revenues		
Vehicle sales	2,760,242	**8,366,968**
Other sales and services	38,671	**247,185**
Total revenues	2,798,913	**8,614,153**
Cost of sales		
Vehicle sales	(2,425,439)	**(6,867,603)**
Other sales and services	(45,483)	**(177,036)**
Total cost of sales	(2,470,922)	**(7,044,640)**
Gross profit	327,991	**1,569,513**
Research and development expenses	(391,130)	**(1,167,938)**
Selling, general and administrative expenses	(347,304)	**(1,345,201)**
Total operating expenses	(738,434)	**(2,513,139)**
Loss from operations	(410,443)	**(943,626)**
Other (expense)/income:		
Interest expense	(40,931)	**(34,323)**
Interest income and investment income, net	15,363	**410,994**
Changes in fair value of warrants and derivative liabilities	260,319	**–**
Others, net	9,044	**30,688**
Loss before income tax expense	(166,648)	**(536,267)**
Income tax	–	**(59,189)**
Net loss from continuing operations	(166,648)	**(595,456)**
Net income from discontinued operations, net of tax	14,373	**–**
Net loss	(152,275)	**(595,456)**
Other comprehensive loss, net of tax		
Foreign currency translation adjustment, net of tax	(2,302)	**(198,585)**
Total other comprehensive loss, net of tax	(2,302)	**(198,585)**
Total comprehensive loss, net of tax		
Accretion on convertible redeemable preferred shares to redemption value	(530,573)	**–**
Effect of exchange rate changes on convertible redeemable preferred shares	103,966	**–**
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(581,184)	**(794,041)**

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUES

Total revenues were RMB8.61 billion for the six months ended June 30, 2021, representing an increase of 207.8% from RMB2.80 billion for the six months ended June 30, 2020.

Vehicle sales were RMB8.37 billion for the six months ended June 30, 2021, representing an increase of 203.1% from RMB2.76 billion for the six months ended June 30, 2020. This increase was primarily attributable to a 217.4% increase in vehicle deliveries from 9,500 vehicles in the first half year of 2020 to 30,154 vehicles in the same period of 2021.

Other sales and services were RMB247.2 million for the six months ended June 30, 2021, representing an increase of 539.2% from RMB38.7 million for the six months ended June 30, 2020. This increase was primarily attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales.

COST OF SALES

Cost of sales were RMB7.04 billion for the six months ended June 30, 2021, representing an increase of 185.1% from RMB2.47 billion for the six months ended June 30, 2020. This increase was mainly due to the increase of vehicle deliveries as described above.

GROSS PROFIT AND GROSS MARGIN

Our gross profit was RMB1.57 billion for the six months ended June 30, 2021, representing an increase of 378.5% from RMB328.0 million for the six months ended June 30, 2020. The increase in gross margin from 11.7% for the six months ended June 30, 2020 to 18.2% for the six months ended June 30, 2021 was mainly driven by the increase of vehicle margin over the first half year of 2020.

Our vehicle margin increased from 12.1% for the six months ended June 30, 2020 to 17.9% for the six months ended June 30, 2021 driven by the lower unit manufacturing overhead cost with the increase of vehicle deliveries in the first half year of 2021 and the decrease in cost of raw materials.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses were RMB1.17 billion for the six months ended June 30, 2021, representing an increase of 198.6% from RMB391.1 million for the six months ended June 30, 2020. This increase was primarily attributable to (i) increased share-based compensation expenses derived from incremental share options granted with higher fair value in January 2021 while no share-based compensation expenses were recognized for stock options with service conditions and a performance condition related to our IPO in the first half year of 2020, (ii) increased research and development activities for the Company's next vehicle models, and (iii) increased headcount.

MANAGEMENT DISCUSSION AND ANALYSIS

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were RMB1.35 billion for the six months ended June 30, 2021, representing an increase of 287.3% from RMB347.3 million for the six months ended June 30, 2020. This increase was primarily attributable to (i) increased marketing and promotional activities, (ii) increased share-based compensation expenses, and (iii) increased headcount and rental expenses with the expansion of our distribution network.

LOSS FROM OPERATIONS

As a result of the foregoing, loss from operations increased by 129.9% from RMB410.4 million for the six months ended June 30, 2020 to RMB943.6 million for the six months ended June 30, 2021.

INTEREST INCOME AND INVESTMENT INCOME, NET

Interest income and investment income, net was RMB411.0 million for the six months ended June 30, 2021, representing an increase of 2,568.8% from RMB15.4 million for the six months ended June 30, 2020, primarily attributable to a significant expansion in the scale of our investment in wealth management products.

CHANGE IN FAIR VALUE OF WARRANTS AND DERIVATIVE LIABILITIES

We recorded RMB260.3 million fair value gain of warrants and derivative liabilities for the six months ended June 30, 2020, and these warrants and derivative liabilities were expired or exercised upon the completion of the initial public offering in the United States in July 2020.

NET LOSS

As a result of the foregoing, net loss was RMB595.5 million for the six months ended June 30, 2021, representing an increase of 291.0% from RMB152.3 million for the six months ended June 30, 2020.

LIQUIDITY AND SOURCE OF FUNDING AND BORROWING AND GEARING RATIO

During the six months ended June 30, 2021, we funded our cash requirements principally through the issuance of convertible debt and cash generated from our operations. Our cash and cash equivalents, restricted cash, time deposits and short-term investment increased by 22.3% from RMB29.87 billion as of December 31, 2020 to RMB36.53 billion as of June 30, 2021.

In April 2021, the Company completed the offering of US$862.5 million in aggregate principal amount of its 0.25% convertible senior notes due 2028 (the "**Notes**"), which included the exercise in full by the initial purchasers in the Notes offering of their option to purchase up to an additional US$112.5 million in aggregate principal amount of the Notes. The Company plans to use the net proceeds from the Notes offering for (i) research and development of new vehicle models, including BEV models, (ii) research and development of leading technologies, and (iii) working capital and other general corporate purposes.

Our gearing ratio was 34.3%, as of June 30, 2021. Our gearing ratio is calculated as total liabilities divided by total assets, in percentage (as of December 31, 2020: 18.1%).

MANAGEMENT DISCUSSION AND ANALYSIS

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2020	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net cash provided by operating activities	388,704	2,333,970
Net cash used in investing activities	(553,523)	(4,110,154)
Net cash (used in)/provided by financing activities	(165,977)	5,533,762
Effects of exchange rate changes on cash and cash equivalents and restricted cash	6,509	(103,039)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(324,287)	3,654,539
Cash, cash equivalents and restricted cash at beginning of the period	1,436,389	10,172,519
Cash, cash equivalents and restricted cash at end of the period	1,112,102	13,827,058

CONTINGENT LIABILITIES

We had no material contingent liabilities as of June 30, 2021.

CAPITAL COMMITMENT

As of June 30, 2021, our capital commitment was RMB1.26 billion (as of December 31, 2020: RMB259.2 million), mainly on construction and purchase of production facilities, equipment and tooling.

EMPLOYEES AND REMUNERATION

As of June 30, 2021, we had a total of 6,596 employees. The following table sets forth the total number of employees by function as of June 30, 2021:

Function	As of June 30, 2021
Research and Development	2,224
Production	1,104
Sales and Marketing	2,963
General and Administrative	305
Total	6,596

We have adopted a post-IPO share option scheme and a share award scheme.

MANAGEMENT DISCUSSION AND ANALYSIS

FOREIGN EXCHANGE RISK

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

As of the Latest Practicable Date, the WVR Beneficiary is Mr. Li. Immediately upon the completion of the Global Offering, assuming (i) the Over-allotment Option is not exercised, (ii) none of the Performance Conditions is met and no Award Premium is paid in respect of any CEO Award Shares, (iii) no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes, and (iv) without taking into account the voting rights attached to the 32,953,578 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Li beneficially owns and controls, through his intermediaries, an aggregate of 355,812,080 Class B Ordinary Shares and 108,557,400 Class A Ordinary Shares (which are CEO Award Shares with one vote per share), representing (a) approximately 22.63% of our issued Shares; (b) approximately 69.59% of the voting rights in our Company with respect to shareholder resolutions relating to matters other than Reserved Matters and (c) approximately 18.63% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Amp Lee Ltd., which is wholly owned by Cyric Point Enterprises Limited, the entire interest of which is in turn held by a trust that was established by Mr. Li (as the settlor) for the benefit of himself and his family.

CORPORATE GOVERNANCE

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As of the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 355,812,080 Class A Ordinary Shares, representing approximately 17.34% of the total number of issued and outstanding Class A Ordinary Shares.

The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

After the Listing, we have complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, save for the following.

Code provision A.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairman and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A Ordinary Shares of the Company were only listed on the Stock Exchange on August 12, 2021, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code since the Listing Date up to the Latest Practicable Date.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. Zhao Hongqiang, Prof. Xiao Xing, and Mr. Jiang Zhenyu, with Mr. Zhao (being our independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2021 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2021 in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*.

CORPORATE GOVERNANCE

Other Board Committees

In addition to the Audit Committee, the Company has also established a Compensation Committee and a Nominating and Corporate Governance Committee.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises three Directors, being Mr. Li, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu, with Mr. Zhao as the chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises of three independent non-executive Directors, namely Mr. Zhao Hongqiang, Mr. Jiang Zhenyu and Prof. Xiao Xing. Mr. Jiang is the chairman of the Nominating and Corporate Governance Committee.

As the Class A Ordinary Shares were only listed on the Stock Exchange on August 12, 2021, no Nominating and Corporate Governance Committee meetings were held during the six months ended June 30, 2021.

The Nominating and Corporate Governance Committee will be required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Nominating and Corporate Governance Committee will be required to review the compensation and terms of engagement of the Compliance Advisor, and to confirm to the Board that it is not aware of any factors that would require it to consider either the removal of the current Compliance Advisor or the appointment of a new compliance advisor.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As the Company was not listed on the Stock Exchange as of June 30, 2021, Divisions 7 and 8 of Part XV of the SFO and section 352 of the SFO were not applicable to the Directors or chief executives of the Company as of June 30, 2021.

As of the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Mr. Li Xiang[2]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 Class A Ordinary Shares	6.40%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	355,812,080 Class B Ordinary Shares	100.00%
Mr. Shen Yanan	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	15,000,000 Class A Ordinary Shares[3]	0.88%
	Beneficial interest	17,000,000 Class A Ordinary Shares[4]	1.00%
Mr. Li Tie	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	14,373,299 Class A Ordinary Shares[5]	0.85%
	Beneficial interest	10,000,000 Class A Ordinary Shares[6]	0.59%
Mr. Ma Donghui	Beneficial interest	11,000,000 Class A Ordinary Shares[7]	0.65%

OTHER INFORMATION

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Mr. Wang Xing	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	131,883,776 Class A Ordinary Shares[8]	7.78%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	258,171,601 Class A Ordinary Shares[9]	15.22%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	1,379,310 Class A Ordinary Shares[10]	0.08%
Mr. Fan Zheng	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	86,978,960 Class A Ordinary Shares[11]	5.13%

Notes:

(1)   The calculation is based on the total number of 1,696,033,630 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares in issue as of the Latest Practicable Date.

(2)   The 355,812,080 Class B Ordinary Shares and the 108,557,400 CEO Award Shares (which are Class A Ordinary Shares with one vote per share) are held by Amp Lee Ltd, a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. Mr. Li is deemed to be interested in the Class B Ordinary Shares held by Amp Lee Ltd..

(3)   This includes 15,000,000 Class A Ordinary Shares held by Da Gate Limited. Da Gate Limited is a company incorporated in British Virgin Islands and is wholly owned by Brave City Group Limited. The entire interest in Brave City Group Limited is held by a trust that was established by Mr. Shen Yanan (as the settlor) for the benefit of Mr. Shen Yanan and his family. Mr. Shen Yanan is deemed to be interested in the Class A Ordinary Shares held by Da Gate Limited.

(4)   Represents Mr. Shen Yanan's entitlement to receive up to 17,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options.

OTHER INFORMATION

(5) This includes 14,373,299 Class A Ordinary Shares held by Sea Wave Overseas Limited. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. Li Tie (as the settlor) for the benefit of Mr. Li Tie and his family. Mr. Li Tie is deemed to be interested in the Class A Ordinary Shares held by Sea Wave Overseas Limited.

(6) Represents Mr. Li Tie's entitlement to receive up to 10,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options.

(7) Represents Mr. Ma Donghui's entitlement to receive up to 11,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options.

(8) This includes 131,883,776 Class A Ordinary Shares held by Zijin Global Inc.. Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Wang Xing (as the settlor) for the benefit of Mr. Wang Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. Wang Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc.

(9) This includes 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange (stock code: 3690). Mr. Wang Xing is a director and the controlling shareholder of Meituan. As such, Mr. Wang Xing is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited. To cover any over-allocation of Class A Ordinary Shares in connection with the Global Offering, the Stabilizing Manager (or any person acting for it) has borrowed 15,000,000 Class A Ordinary Shares (being the maximum number of Class A Ordinary Shares which may be issued pursuant to the exercise of the Over-allotment Option) from Inspired Elite Investments Limited pursuant to the Stock Borrowing Agreement.

(10) Zijin Global Inc. holds 1,379,310 Class A Ordinary Shares represented by 689,655 ADSs as the beneficial owner.

(11) This includes 86,978,960 Class A Ordinary Shares held by Rainbow Six Limited, a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Development Limited is held by a trust that was established by Mr. Fan Zheng (as the settlor) for the benefit of Mr. Fan Zheng and his family. As such, Mr. Fan Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As the Company was not listed on the Stock Exchange as of June 30, 2021, Divisions 2 and 3 of Part XV of the SFO and section 336 of the SFO were not applicable to the substantial shareholders of the Company as of June 30, 2021.

As of the Latest Practicable Date, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

OTHER INFORMATION

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Class A Ordinary Shares			
Inspired Elite Investments Limited[2]	Beneficial interest	258,171,601 (L)	15.22%
Meituan[2]	Interest in controlled corporations	258,171,601 (L)	15.22%
Zijin Global Inc.[3]	Beneficial interest	133,263,086 (L)	7.86%
Mr. Wang Xing[2][3]	Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust	391,434,687 (L)	23.08%
Amp Lee Ltd.[4]	Beneficial interest	108,557,400 (L)	6.40%
Mr. Li Xiang[4]	Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust	108,557,400 (L)	6.40%
Rainbow Six Limited[5]	Beneficial interest	86,978,960 (L)	5.13%
Mr. Fan Zheng[5]	Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust	86,978,960	5.13%
Class B Ordinary Shares			
Amp Lee Ltd.[4]	Beneficial interest	355,812,080 (L)	100.00%
Mr. Li Xiang[4]	Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust	355,812,080 (L)	100.00%

Notes:

(1) The calculation is based on the total number of 1,696,033,630 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares in issue as of the Latest Practicable Date. The letter "L" stands for long position.

(2) Inspired Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). As such, Meituan is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited. To cover any over-allocation of Class A Ordinary Shares in connection with the Global Offering, the Stabilizing Manager (or any person acting for it) has borrowed 15,000,000 Class A Ordinary Shares (being the maximum number of Class A Ordinary Shares which may be issued pursuant to the exercise of the Over-allotment Option) from Inspired Elite Investments Limited pursuant to the Stock Borrowing Agreement.

OTHER INFORMATION

(3)   Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Wang Xing (as the settlor), our non-executive Director, for the benefit of Mr. Wang Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. Wang Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc. Further, Mr. Wang Xing is a director and the controlling shareholder of Meituan and is therefore deemed to be interested in the Shares held by Inspired Elite Investments Limited.

(4)   Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor), our executive Director and controlling shareholder, for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class B Ordinary Shares held by Amp Lee Ltd.

(5)   Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Development Limited is held by a trust that was established by Mr. Fan Zheng (as the settlor), our non-executive Director, for the benefit of Mr. Fan Zheng and his family. As such, Mr. Fan Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

SHARE INCENTIVE PLANS

1.   The 2019 Plan

The 2019 Plan was adopted on July 2, 2019 and was amended on July 16, 2021 and July 27, 2021 to comply with Chapter 17 of the Listing Rules with effect from the Listing. The principal terms of the 2019 Plan, as amended, are as described below.

Purpose. The purpose of the 2019 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to employees, consultants and directors of our company.

Maximum number of Class A Ordinary Shares. The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. In accordance with Chapter 17 of the Listing Rules, upon the Listing, the Company may grant further awards in the form of options representing up to 66,913,000 Class A Ordinary Shares under the 2019 Plan; the total number of Class A Ordinary Shares which may be issued upon exercise of all options that may be granted pursuant to the 2019 Plan and the 2020 Plan in aggregate shall not exceed 10% of the total number of Class A Ordinary Shares in issue upon the Listing. As of the Latest Practicable Date, the Company has granted awards in the form of options pursuant to the 2019 Plan representing a total of 56,308,000 underlying Class A Ordinary Shares (including those that have been exercised but excluding those that were terminated or lapsed and reverted to the award pool).

OTHER INFORMATION

Duration. Unless terminated earlier, the 2019 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Outstanding options granted. As of the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2019 Plan amounted to 55,261,578 Class A Ordinary Shares, representing approximately 2.69% of the issued Shares immediately following the completion of the Global Offering (assuming the Over-allotment Option is not exercised and no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes). Of the 55,261,578 options, 45,574,778 have vested and 9,686,800 remain unvested as of the Latest Practicable Date. As of the Latest Practicable Date, we had conditionally granted options to 297 participants under the 2019 Plan. All the options under the 2019 Plan were granted between December 1, 2019 and January 1, 2021 (both days inclusive). The exercise price of all the options granted under the 2019 Plan is US$0.10 per Class A Ordinary Share.

As of the Latest Practicable Date, no RSU or restricted share has been granted under the 2019 Plan.

Details of the movement of the options granted to grantees who are Directors and senior management of the Company and other grantees (who are not Directors or members of the senior management or connected persons of the Company) under the 2019 Plan from the Listing Date to the Latest Practicable Date (the "**Period**") are as follows:

Category by number of underlying Class A Ordinary Shares	Date of grant	Expiry date	Vesting period[1]	Exercise price per Class A Ordinary Share (US$)	Number of Class A Ordinary Shares outstanding as of the Listing Date	Number of Class A Ordinary Shares granted during the Period	Number of Class A Ordinary Shares exercised during the Period	Number of Class A Ordinary Shares cancelled/ lapsed during the Period	Number of Class A Ordinary Shares outstanding as of August 31, 2021
Director and senior management									
Mr. Shen Yanan	December 1, 2019	November 1, 2025	5 years	0.10	15,000,000	–	–	–	15,000,000
Mr. Li Tie	December 1, 2019	December 31, 2026	5 years	0.10	10,000,000	–	–	–	10,000,000
Mr. Ma Donghui	December 1, 2019	November 1, 2025	5 years	0.10	10,000,000	–	–	–	10,000,000
Other grantees									
In aggregate	December 1, 2019 to July 1, 2020	September 14, 2021 to July 1, 2030	1-5 years	0.10	20,317,578	–	2,000	54,000	20,261,578
Subtotal					**55,317,578**	**–**	**2,000**	**(54,000)**	**55,261,578**

Further details of the 2019 Plan are set out in the Prospectus and Note 24(a) to the consolidated financial statements.

Note:

(1)   The exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the relevant Share Incentive Plan and the share option award agreement signed by the grantee.

OTHER INFORMATION

2.   **The 2020 Plan**

The 2020 Plan was adopted on July 9, 2020 and was amended on July 16, 2021 and July 27, 2021 to comply with Chapter 17 of the Listing Rules with effect from the Listing. The principal terms of the 2020 Plan, as amended, are as described below.

Purpose. The purpose of the 2020 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to directors, consultants, and employees of our company.

Maximum number of Class A Ordinary Shares. The overall limit on the number of underlying Shares pursuant to the 2020 Plan is 165,696,625 Class A Ordinary Shares, of which only up to 138,473,500 may be issued pursuant to awards granted in the form of options. In accordance with Chapter 17 of the Listing Rules, upon the Listing, the Company may grant further awards in the form of options representing up to 102,690,000 Class A Ordinary Shares under the 2020 Plan; the total number of Class A Ordinary Shares which may be issued upon exercise of all options that may be granted pursuant to the 2019 Plan and the 2020 Plan in aggregate shall not exceed 10% of the total number of Class A Ordinary Shares in issue upon the Listing. As of the Latest Practicable Date, the Company had granted awards in the form of options and RSUs pursuant to the 2020 Plan representing a total of 35,235,086 underlying Class A Ordinary Shares (including those that have been exercised but excluding those that were terminated or lapsed and reverted to the award pool).

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2020 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

Duration. Unless terminated earlier, the 2020 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

OTHER INFORMATION

Outstanding options granted. As of the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2020 Plan amounted to 35,226,500 Class A Ordinary Shares, representing approximately 1.72% of the issued Shares immediately following the completion of the Global Offering (assuming the Over-allotment Option is not exercised and no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes). Of the 35,226,500 options, 10,800 had vested and 35,215,700 remained unvested as of the Latest Practicable Date. As of the Latest Practicable Date, we had conditionally granted options to 1,843 participants under the 2020 Plan. All the options under the 2020 Plan were granted on January 1, 2021 and July 1, 2021. The exercise price of all the options granted under the 2020 Plan is US$0.10 per share.

As of the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding RSUs granted under the 2020 Plan amounted to 8,586 Class A Ordinary Shares, representing approximately 0.00% of the issued Shares immediately following the completion of the Global Offering (assuming the Over-allotment Option is not exercised and no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes). Of the 8,586 RSUs, none have vested and 8,586 remain unvested as of the Latest Practicable Date.

The RSUs were granted to one participant on July 1, 2021. As of the Latest Practicable Date, no restricted share has been granted under the 2020 Plan.

Details of the movement of the options granted to grantees who are Directors and senior management of the Company and other grantees (who are not Directors or members of the senior management or connected persons of the Company) under the 2020 Plan during the Period are as follows:

Category by number of underlying Class A Ordinary Shares	Date of grant	Expiry date	Vesting period[1]	Exercise price per Class A Ordinary Share (US$)	Number of Class A Ordinary Shares Outstanding as of the Listing Date	Number of Class A Ordinary Shares granted during the Period	Number of Class A Ordinary Shares Exercised during the Period	Number of Class A Ordinary Shares Cancelled/ Lapsed during the Period	Number of Class A Ordinary Shares Outstanding as of August 31, 2021
Director and senior management									
Mr. Shen Yanan	January 1, 2021	January 1, 2031	5 years	0.10	2,000,000	–	–	–	2,000,000
Mr. Wang Kai	January 1, 2021	January 1, 2031	5 years	0.10	1,000,000	–	–	–	1,000,000
Mr. Ma Donghui	January 1, 2021	January 1, 2031	5 years	0.10	1,000,000	–	–	–	1,000,000
Other grantees									
In aggregate	January 1, 2021 to July 1, 2021	September 6, 2021 to July 1, 2031	1-5 years	0.10	31,485,500	–	–	259,000	31,226,500
Subtotal					35,485,500	0	0	(259,000)	35,226,500

Further details of the 2020 Plan are set out in the Prospectus and Note 24(a) to the consolidated financial statements.

Note:

(1)　The exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the relevant Share Incentive Plan and the share option award agreement signed by the grantee.

OTHER INFORMATION

3.   **The 2021 Plan**

The following is a summary of the principal terms of the 2021 Plan of the Company as approved by the Board on March 8, 2021. The 2021 Plan does not involve the grant of any share options after Listing and is not subject to the provisions of Chapter 17 of the Listing Rules.

Purpose. The purpose of the 2021 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to directors, consultants, and employees of our company.

Maximum number of Class B Ordinary Shares. The maximum aggregate number of Class B Ordinary Shares which may be issued pursuant to all awards under the 2021 Plan is 108,557,400 Class B Ordinary Shares.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant.

Duration. Unless terminated earlier, the 2021 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

4.   **CEO Award**

The overall limit on the number of underlying Shares pursuant to the 2021 Plan is 108,557,400 Class B Ordinary Shares.

On March 8, 2021, our Company granted an option to purchase 108,557,400 Class B Ordinary Shares to Mr. Li, our Chairman of the Board, executive Director and Chief Executive Officer, under the 2021 Plan. The date of expiration for the CEO Award was March 8, 2031.

The exercise price of the options was US$14.63 per share, which was the average per-share closing price of our ADSs, each representing two Class A Ordinary Shares, in the thirty trading days immediately prior to the grant date, as reported by the Nasdaq Global Select Market. The options were divided into six equal tranches of 18,092,900 each and subject to the same vesting conditions as the Performance Conditions described below.

On May 5, 2021, the Board resolved to change the form of CEO Award from options to an award of 108,557,400 Class B Ordinary Shares, or the CEO Award Shares. The CEO Award Shares were duly issued fully paid to Amp Lee Ltd. (a company legally and beneficially wholly-owned by Mr. Li) as registered legal and beneficial owner on May 5, 2021. On the same day, all of the options granted under the CEO Award (none of which vested or were exercised) were terminated and cancelled. Under the terms of the CEO Award, Mr. Li has agreed that the CEO Award Shares shall be held subject to certain restrictions, terms and conditions. Pursuant to a conversion notice submitted by Mr. Li to the Board dated July 26, 2021 and the written resolutions passed by the Board on July 27, 2021, all CEO Award Shares will be converted from Class B Ordinary Shares to Class A Ordinary Shares on one-to-one basis with effect immediately upon the Listing. For details please see the section headed "Directors and Senior Management – Grant of CEO Award" in the Prospectus.

OTHER INFORMATION

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange since the Listing Date up to the Latest Practicable Date.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

As of the Latest Practicable Date, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

INTERIM DIVIDEND

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2021.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

On August 12, 2021, the Class A Ordinary Shares of the Company were listed on the Main Board of the Stock Exchange. The net proceeds from the global offering were HK$11.6 billion. As of the Latest Practicable Date, there was no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus dated August 3, 2021. To the extent that net proceeds are not immediately used for the intended use, the Company currently intends to place such proceeds in short-term interest bearing instruments, such as short-term bank deposits, short-term and low risk wealth management products or money market instruments with licensed commercial banks or other authorized financial institutions so long as it is deemed to be in the best interests of the Company.

QUALIFICATION REQUIREMENTS

On December 11, 2001, the State Council promulgated the FITE Regulations, which were amended on September 10, 2008 and February 6, 2016. According to the FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must satisfy the Qualification Requirements. Currently none of the applicable PRC laws, regulations or rules provides clear guidance or interpretation on the Qualification Requirements. According to our consultation with the information and communication department of MIIT in February 2021, the MIIT confirmed that there are no detailed rules and standards for the Qualification Requirements and the MIIT will decide whether an applicant meets the Qualification Requirements on a case-by-case basis and there will be significant uncertainty for the relevant entities to obtain or maintain the license for operating value-added telecommunications services if such entities are held directly or indirectly by foreign shareholders that do not have any substantial operation or business.

OTHER INFORMATION

Notwithstanding the above, we have adopted a specific plan and will continue to expend genuine efforts and financial resources towards meeting the Qualification Requirements. We will remain abreast of any regulatory developments and continuously assess whether we meet the Qualification Requirements, with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the prevailing PRC Laws.

We are implementing a business plan with a view to gradually building up a track record of overseas telecom business operations for the purposes of being qualified, as early as possible, to acquire the maximum equity interests in the Consolidated Affiliated Entity that hold the license for operating value-added telecommunications services as allowed by PRC laws when the relevant PRC laws allow foreign investors to invest and to hold a majority interest in the value-added telecom enterprises in the PRC. We believe that such business plan represents our commitment and a meaningful endeavour to demonstrate compliance with the Qualification Requirements. Our Company is in the process of expanding its overseas value-added telecom business through its offshore subsidiaries. In particular, we have taken the following steps to meet the Qualification Requirements:

• we have established an overseas website that helps potential overseas users and investors to better understand the Company's products, services and businesses;

• our Company has, through its subsidiaries, registered and submitted for registration a number of trademarks in various jurisdictions, including Hong Kong, the United States, the United Kingdom, European Union, Norway and so on; and

• we are in the process of preparing registration of further trademarks in Hong Kong, the United States, the United Kingdom, European Union and Norway.

We had expended RMB860 thousand in connection with our aforementioned business plan as of the Latest Practicable Date. In our consultation with the MIIT, the MIIT officer confirmed that steps such as those taken by us described above would be helpful to fulfill the Qualification Requirements. Accordingly, subject to the discretion of the competent authority on whether we have fulfilled the Qualification Requirements, our PRC Legal Advisor takes the view that the above steps taken by us are reasonable and appropriate in relation to the Qualification Requirements as we will be able to gain experience in providing value-added telecom services in overseas markets.

We will, as applicable and when necessary, disclose the progress of our overseas business plans and any updates to the Qualification Requirements in our annual and interim reports to inform Shareholders and other investors after Listing. We will also make periodic inquiries to relevant PRC authorities to understand any new regulatory development and assess whether our level of overseas experience is sufficient to meet the Qualification Requirements.

OTHER INFORMATION

As confirmed by our PRC Legal Advisor, as the information and communication development department of the MIIT is responsible for approving applications from foreign investors for the permits in connection with operation of internet information services, such department is the competent authority and the officer interviewed is of the appropriate ranking to provide the confirmation stated above. Our PRC Legal Advisor, the PRC legal advisor of the Joint Sponsors and the Company conducted a verbal consultation with an officer of the MIIT in July, 2021 who confirmed that, in the case of our Company, the MIIT would not issue an ICP License to our Consolidated Affiliated Entity if it becomes a foreign investment entity and its foreign investor meets the Qualification Requirements. The officer further confirmed that, if Beijing CLX becomes a foreign invested enterprise, it would be required to re-apply for an ICP License from the MIIT, and as advised by our Legal Advisor, in such case, the current ICP License obtained by Beijing CLX would be rescinded. As advised by our PRC Legal Advisor, the MIIT is the issuing authority for applications of ICP licenses by Sino-foreign equity joint ventures and wholly-owned foreign investment entities. The official duties of the interviewed official include the formulation of regulatory policies in, and the regulation of, value-added telecommunication services (including the regulatory policies on applications for ICP licenses from Sino-foreign equity joint ventures and wholly-owned foreign investment entities) in the PRC. In light of the foregoing, our PRC Legal Advisor is of the view that the officer interviewed is a competent person to give the above confirmation. On the basis of the above, we are of the view that the Contractual Arrangements are narrowly tailored and we are therefore required to carry out our value-added telecommunication services through the Contractual Arrangements.

Further details of the Contractual Arrangements, the risks relating to the Contractual Arrangements, the relevant PRC laws and regulations and the material terms of the Contractual Arrangements are set out in the Prospectus.

MATERIAL LITIGATION

Saved as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2021. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the Latest Practicable Date.

EVENTS AFTER JUNE 30, 2021

Save as disclosed in this interim report, there was no other significant events that might adversely affect the Group after June 30, 2021, and up to the date of this report.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the six months ended June 30, 2021 were approved and authorised for issue by the Board on August 30, 2021.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of Li Auto Inc.
(incorporated in Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 31 to 94, which comprises the condensed consolidated balance sheet of Li Auto Inc. (the "Company"), its consolidated subsidiaries, its consolidated variable interest entities ("VIEs") and VIEs' subsidiaries (together, the "Group") as at 30 June 2021 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

OTHER MATTERS

The comparative information for the condensed consolidated balance sheet is based on the audited financial statements as at December 31, 2020. The comparative information for the condensed consolidated statement of comprehensive loss, changes in shareholders' equity and cash flows, and related explanatory notes, for the period ended June 30, 2020 has not been audited or reviewed.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
August 30, 2021

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2020 RMB	As of June 30, 2021 RMB	US$ Note 2(e)
Assets				
Current assets:				
Cash and cash equivalents	2 (f)	8,938,341	12,095,920	1,873,419
Restricted cash	2 (f)	1,234,178	1,731,138	268,119
Time deposits and short-term investments	2 (g)	19,701,382	22,700,436	3,515,850
Trade receivable, net of allowance for credit losses of nil and RMB458 as of December 31, 2020 and June 30, 2021, respectively	5	115,549	119,477	18,505
Inventories	6	1,048,004	1,136,785	176,066
Prepayments and other current assets, net of allowance for credit losses of nil and RMB854 as of December 31, 2020 and June 30, 2021, respectively	7	353,655	601,029	93,088
Total current assets		31,391,109	38,384,785	5,945,047
Non-current assets:				
Long-term investments	12	162,853	148,620	23,018
Property, plant and equipment, net	8	2,478,687	2,735,392	423,658
Operating lease right-of-use assets, net	10	1,277,006	1,559,612	241,553
Intangible assets, net	9	683,281	693,631	107,430
Deferred tax assets		59,156	59,156	9,162
Other non-current assets, net of allowance for credit losses of nil and RMB1,527 as of December 31, 2020 and June 30, 2021, respectively	11	321,184	1,082,891	167,719
Total non-current assets		4,982,167	6,279,302	972,540
Total assets		36,373,276	44,664,087	6,917,587
Liabilities				
Current liabilities:				
Short-term borrowings	13	–	425,119	65,843
Trade and notes payable	15	3,160,515	5,153,624	798,195
Amounts due to related parties	28	19,206	5,568	862
Deferred revenue, current	17	271,510	283,156	43,855
Operating lease liabilities, current	10	210,531	317,097	49,112
Accruals and other current liabilities	14	647,459	1,233,555	191,053
Total current liabilities		4,309,221	7,418,119	1,148,920

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2020 RMB	As of June 30, 2021 RMB	US$ Note 2(e)
Non-current liabilities:				
Long-term borrowings	13	511,638	**5,562,062**	**861,454**
Deferred revenue, non-current	17	135,658	**271,718**	**42,084**
Operating and finance lease liabilities, non-current	10	1,392,136	**1,600,532**	**247,891**
Deferred tax liabilities	25	36,309	**95,498**	**14,791**
Other non-current liabilities		184,717	**354,490**	**54,903**
Total non-current liabilities		2,260,458	**7,884,300**	**1,221,123**
Total liabilities		6,569,679	**15,302,419**	**2,370,043**
Commitments and contingencies	27			
Shareholders' equity				
Class A ordinary shares				
(US$0.0001 par value; 4,000,000,000 shares authorized,1,453,476,230 shares issued and outstanding as of December 31, 2020; 4,000,000,000 shares authorized, 1,487,476,230 shares issued and 1,454,518,652 shares outstanding as of June 30, 2021)	21	1,010	**1,032**	**149**
Class B ordinary shares				
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2020; 500,000,000 shares authorized, 464,369,480 shares issued and 355,812,080 shares outstanding as of June 30, 2021)	21	235	**305**	**46**
Treasury shares		–	**(92)**	**(14)**
Additional paid-in capital		37,289,761	**37,643,828**	**5,830,287**
Accumulated other comprehensive loss		(1,005,184)	**(1,203,769)**	**(186,428)**
Accumulated deficit		(6,482,225)	**(7,079,636)**	**(1,096,496)**
Total shareholders' equity		29,803,597	**29,361,668**	**4,547,544**
Total liabilities and shareholders' equity		36,373,276	**44,664,087**	**6,917,587**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,		
		2020	2021	
	Note	RMB	RMB	US$
				Note 2(e)
Revenues:				
Vehicle sales		2,760,242	**8,366,968**	**1,295,878**
Other sales and services		38,671	**247,185**	**38,284**
Total revenues	16	2,798,913	**8,614,153**	**1,334,162**
Cost of sales:				
Vehicle sales		(2,425,439)	**(6,867,603)**	**(1,063,656)**
Other sales and services		(45,483)	**(177,037)**	**(27,420)**
Total cost of sales		(2,470,922)	**(7,044,640)**	**(1,091,076)**
Gross profit		327,991	**1,569,513**	**243,086**
Operating expenses:				
Research and development	18	(391,130)	**(1,167,938)**	**(180,891)**
Selling, general and administrative	19	(347,304)	**(1,345,201)**	**(208,345)**
Total operating expenses		(738,434)	**(2,513,139)**	**(389,236)**
Loss from operations		(410,443)	**(943,626)**	**(146,150)**
Other (expense)/income:				
Interest expense		(40,931)	**(34,323)**	**(5,316)**
Interest income and investment income, net		15,363	**410,994**	**63,655**
Changes in fair value of warrants and derivative liabilities		260,319	**–**	**–**
Others, net		9,044	**30,688**	**4,753**
Loss before income tax expense		(166,648)	**(536,267)**	**(83,058)**
Income tax expense	25	–	**(59,189)**	**(9,167)**
Net loss from continuing operations		(166,648)	**(595,456)**	**(92,225)**
Net income from discontinued operations, net of tax	20	14,373	**–**	**–**
Net loss		(152,275)	**(595,456)**	**(92,225)**
Accretion on convertible redeemable preferred shares to redemption value		(530,573)	**–**	**–**
Effect of exchange rate changes on convertible redeemable preferred shares		103,966	**–**	**–**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the six months ended June 30,		
		2020 RMB	2021 RMB	US$ Note 2(e)
Net loss attributable to ordinary shareholders of Li Auto Inc.		(578,882)	**(595,456)**	**(92,225)**
Including: Net loss from continuing operations attributable to ordinary shareholders		(593,255)	**(595,456)**	**(92,225)**
Net income from discontinued operations attributable to ordinary shareholders		14,373	**–**	**–**
Weighted average number of ordinary shares used in computing net loss per share				
Basic and diluted	23	255,000,000	**1,809,695,350**	**1,809,695,350**
Net (loss)/income per share attributable to ordinary shareholders				
Basic and diluted				
Continuing operations	23	(2.33)	**(0.33)**	**(0.05)**
Discontinued operations	23	0.06	**–**	**–**
Net loss per share	23	(2.27)	**(0.33)**	**(0.05)**
Net loss		(152,275)	**(595,456)**	**(92,225)**
Other comprehensive loss, net of tax				
Foreign currency translation adjustment, net of tax		(2,302)	**(198,585)**	**(30,757)**
Total other comprehensive loss, net of tax		(2,302)	**(198,585)**	**(30,757)**
Total comprehensive loss, net of tax		(154,577)	**(794,041)**	**(122,982)**
Accretion on convertible redeemable preferred shares to redemption value		(530,573)	**–**	**–**
Effect of exchange rate changes on convertible redeemable preferred shares		103,966	**–**	**–**
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.		(581,184)	**(794,041)**	**(122,982)**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares		Class B ordinary shares		Treasury Shares		Additional paid-in capital	Accumulated other comprehensive (loss)/income	Accumulated deficit	Total shareholders' (deficit)/equity
	Number of shares	Amount	Number of shares	Amount	Shares	Amount				
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	15,000,000	10	240,000,000	155	–	–	–	15,544	(5,690,240)	(5,674,531)
Accretion on convertible redeemable preferred shares to redemption value	–	–	–	–	–	–	–	–	(530,573)	(530,573)
Effect of exchange rate changes on convertible redeemable preferred shares	–	–	–	–	–	–	–	–	103,966	103,966
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	(2,302)	–	(2,302)
Net loss	–	–	–	–	–	–	–	–	(152,275)	(152,275)
Balance as of June 30, 2020	15,000,000	10	240,000,000	155	–	–	–	13,242	(6,269,122)	(6,255,715)
Balance as of December 31, 2020	1,453,476,230	1,010	355,812,080	235	–	–	37,289,761	(1,005,184)	(6,482,225)	29,803,597
Cumulative effect of adoption of credit loss guidance *(Note 2(h))*	–	–	–	–	–	–	–		(1,955)	(1,955)
Issuance of ordinary shares	34,000,000	22	108,557,400	70	(142,557,400)	(92)	70	–	–	70
Exercise of share options	–	–	–	–	1,042,422	–	678	–	–	678
Share-based compensation	–	–	–	–	–	–	353,319	–	–	353,319
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	(198,585)	–	(198,585)
Net loss	–	–	–	–	–	–	–	–	(595,456)	(595,456)
Balance as of June 30, 2021	1,487,476,230	1,032	464,369,480	305	(141,514,978)	(92)	37,643,828	(1,203,769)	(7,079,636)	29,361,668

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		
	2020	2021	
	RMB	RMB	US$
			Note 2(e)
Cash flows from operating activities			
Net loss	(152,275)	(595,456)	(92,225)
Net income from discontinued operations, net of tax	(14,373)	–	–
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	135,264	225,391	34,909
Share-based compensation expenses	–	353,319	54,722
Foreign exchange (gain)/loss	(3,556)	65,358	10,123
Unrealized investment loss	12,564	39,338	6,093
Allowance for credit losses	–	884	137
Interest expense	40,248	32,091	4,970
Share of loss of equity method investees	607	642	99
Impairment loss related to the property, plant and equipment	30,381	26,718	4,138
Changes in fair value of warrants and derivative liabilities	(260,319)	–	–
Deferred income tax, net	–	59,189	9,167
(Gain)/loss on disposal of property, plant and equipment	(209)	19,843	3,073
Changes in operating assets and liabilities:			
Prepayments and other current assets	230,387	(247,703)	(38,364)
Inventories	(293,420)	(95,196)	(14,744)
Operating lease right-of-use assets	(765,185)	(282,606)	(43,770)
Operating lease liabilities	788,764	303,488	47,004
Other non-current assets	489	(325,776)	(50,456)
Trade receivable	(74,701)	(4,389)	(680)
Deferred revenue	31,817	147,706	22,877
Trade and notes payable	674,350	1,878,611	290,960
Amounts due to related parties	423	(13,638)	(2,112)
Accruals and other current liabilities	(42,085)	576,383	89,270
Other non-current liabilities	49,385	169,773	26,294
Net cash provided by continuing operating activities	388,556	2,333,970	361,485
Net cash provided by discontinued operating activities	148	–	–
Net cash provided by operating activities	388,704	2,333,970	361,485
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets	(273,079)	(781,619)	(121,057)
Disposal of property, plant and equipment	535	–	–
Purchase of long-term investments	(65,000)	–	–
Placement of time deposits	–	(797,268)	(123,481)
Withdraw of time deposits	463,528	129,643	20,079
Placement of short-term investments	(8,769,424)	(166,520,607)	(25,790,758)
Withdraw of short-term investments	8,030,212	163,927,277	25,389,102
Cash paid related to acquisition of Chongqing Zhizao Automobile Co., Ltd. ("Chongqing Zhizao"), net of cash acquired	–	(67,580)	(10,467)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,		
	2020	**2021**	
	RMB	**RMB**	**US$**
			Note 2(e)
Net cash used in continuing investing activities	(613,228)	**(4,110,154)**	**(636,582)**
Net cash provided by discontinued investing activities	59,705	**–**	**–**
Net cash used in investing activities	(553,523)	**(4,110,154)**	**(636,582)**
Cash flows from financing activities			
Repayment of short-term borrowings	(144,700)	**–**	**–**
Payment of issuance costs related to issuance of convertible redeemable preferred shares	(21,277)	**–**	**–**
Proceeds from issuance of convertible debts	–	**5,533,238**	**856,989**
Proceeds from exercise of share options	–	**454**	**70**
Proceeds from issuance of ordinary shares	–	**70**	**11**
Net cash (used in)/provided by continuing financing activities	(165,977)	**5,533,762**	**857,070**
Net cash (used in)/provided by financing activities	(165,977)	**5,533,762**	**857,070**
Effects of exchange rate changes on cash and cash equivalents and restricted cash	6,509	**(103,039)**	**(15,958)**
Net (decrease)/increase in cash, cash equivalents and restricted cash	(324,287)	**3,654,539**	**566,015**
Cash, cash equivalents and restricted cash at beginning of the period	1,436,389	**10,172,519**	**1,575,523**
Cash, cash equivalents and restricted cash at end of the period	1,112,102	**13,827,058**	**2,141,538**
Supplemental schedule of non-cash investing and financing activities			
Payable related to acquisition of Chongqing Zhizao	(115,000)	**(2,000)**	**(310)**
Payable related to purchase of property, plant and equipment	(193,323)	**(191,721)**	**(29,694)**
Exercise of Series B-3 Anti-Dilution Warrant	(305,333)	**–**	**–**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1   ORGANIZATION AND NATURE OF OPERATIONS

(a)   Principal activities

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the "VIEs") and VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

(b)   History of the Group and the Reorganizations

Prior to the incorporation of the Company and starting in April 2015, the Group's business was carried out under Beijing CHJ Information Technology Co., Ltd. (or "Beijing CHJ") and its subsidiaries. Concurrently with the incorporation of the Company in April 2017, Beijing CHJ, through one of its wholly-owned subsidiaries, entered into a shareholding entrustment agreement with the management team (the legal owners of the Company at that time) to obtain full control over the Company (the "Cayman Shareholding Entrustment Agreement"). In the same year, the Company set up its subsidiaries Leading Ideal HK Limited ("Leading Ideal HK"), Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology" or "WOFE"), and a consolidated VIE, Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information"). The Company, together with its subsidiaries and VIE, were controlled and consolidated by Beijing CHJ prior to the reorganization.

The Group underwent a reorganization (the "2019 Reorganization") in July 2019. The major reorganization steps are described as follows:

- Beijing CHJ terminated the Cayman Shareholding Entrustment Agreement, and concurrently the WOFE entered into contractual agreements with Beijing CHJ and its legal shareholders so that Beijing CHJ became a consolidated VIE of the WOFE;

- the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the 2019 Reorganization.

All 2019 Reorganization related contracts were signed by all relevant parties on July 2, 2019, and all administrative procedures of the 2019 Reorganization, including but not limited to remitting share capital of Beijing CHJ overseas for reinjecting into the Company were completed by December 31, 2019.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1 ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(b) History of the Group and the Reorganizations (Continued)

As the shareholdings in the Company and Beijing CHJ were with a high degree of common ownership immediately before and after the 2019 Reorganization, even though no single investor controlled Beijing CHJ or Li Auto, the transaction of the 2019 Reorganization was determined to be a recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the unaudited condensed consolidated balance sheets, the unaudited condensed consolidated statements of changes in shareholders' (deficit)/equity, and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented on the unaudited condensed consolidated financial statements to be comparable with the final number of shares issued in the 2019 Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the 2019 Reorganization have been presented retrospectively as of the beginning of the earliest period presented in the unaudited condensed consolidated financial statement or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited ("HKEx"), the Group underwent reorganization of its corporate structure (the "2021 Reorganization") in the second quarter of 2021. The major reorganization steps are described as follows:

- In accordance with the requirements under the Listing Decision LD43-3 of HKEx to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and consolidated affiliated entities. The 2021 Reorganization mainly involved changing certain consolidated affiliated entities controlled through contractual arrangements to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (i), (ii).

- In April, 2021, the certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization.

The transactions of 2021 Reorganization was accounted for a common control transaction within the Group. The financial information of the Group at the consolidation level does not have a material impact accordingly.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1   ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(b)   History of the Group and the Reorganizations (Continued)

As of June 30, 2021, the Company's principal subsidiaries, consolidated VIEs and VIEs' subsidiaries are as follows:

	Equity interest held	Date of incorporation or date of acquisition	Place of incorporation	Principal activities	Note
Subsidiaries:					
Leading Ideal HK Limited ("Leading Ideal HK")	100%	May 15, 2017	Hong Kong, China	Investment holding	
Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology")	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management	
Beijing Leading Automobile Sales Co., Ltd. ("Beijing Leading")	100%	August 6, 2019	Beijing, PRC	Sales and after sales management	
Jiangsu Xindian Interactive Sales and Services Co., Ltd. ("Xindian Interactive")	100%	May 8, 2017	Changzhou, PRC	Sales and after sales management	(i)
Jiangsu Chehejia Automobile Co., Ltd. ("Jiangsu Chehejia")	100%	June 23, 2016	Changzhou, PRC	Purchase of manufacturing equipment	(i)
Leading Ideal Automobile Sales & Services (Beijing) Co., Ltd.	100%	July 13, 2018	Beijing, PRC	Sales and after sales management	(i)
Leading Ideal Automobile Sales & Services (Shanghai) Co., Ltd	100%	April 12, 2019	Shanghai, PRC	Sales and after sales management	(i)
Leading Ideal Automobile Sales & Services (Chengdu) Co., Ltd	100%	July 9, 2018	Chengdu, PRC	Sales and after sales management	(i)
VIEs					
Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ")	100%	April 10, 2015	Beijing, PRC	Technology development	
Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information")	100%	March 27, 2017	Beijing, PRC	Technology development	

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1 ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(b) History of the Group and the Reorganizations (Continued)

	Equity interest held	Date of incorporation or date of acquisition	Place of incorporation	Principal activities	Note
VIE's subsidiaries					
Chongqing Lixiang Automobile Co., Ltd. ("Chongqing Lixiang")	100%	October 11, 2019	Chongqing, PRC	Manufacturing of automobile	(ii)

Notes:

(i)   All the subsidiaries were VIE's subsidiaries before the 2021 Reorganization.

(ii)   Upon the completion of 2021 Reorganization, Beijing CHJ and Leading Ideal HK's subsidiary each held 50% of equity interest of Chongqing Lixiang which was previously a wholly owned subsidiary of Beijing CHJ.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on HKEx, as amended, supplemented or otherwise modified from time to time (the "HK Listing Rules"). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The unaudited condensed consolidated financial statements have been prepared on the same basis under the same accounting policies as set out in the accountant's report included in the Appendix I of the Company's Prospectus dated August 3, 2021 (the "Accountant's Report") and include all adjustments as necessary for the fair statement of the Company's financial position as of June 30, 2021, results of operations and cash flows for the six months ended June 30, 2020 and 2021. The consolidated balance sheet at December 31, 2020 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Interim results of operations are not necessarily indicative of the results, expected for the full fiscal year or any future period. These unaudited condensed consolidated financial statements should be read in conjunction with the Accountant's Report and related footnotes for the years ended December 31, 2020.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)   Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the "Board"); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs' subsidiaries have been eliminated upon consolidation.

(c)   Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments and derivative instruments, fair value of warrant liabilities and derivative liabilities, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets and intangible assets, the provision for financial assets, lower of cost and net realizable value of inventories, product warranties, determination of vendor rebate, assessment of variable lease payment, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)   Functional currency and foreign currency translation

The Group's reporting currency is RMB. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is United States dollars ("US$"). The functional currencies of the other subsidiaries, the VIEs and VIEs' subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, *Foreign Currency Matters*.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions.

The financial statements of the Group's entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the unaudited condensed consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the unaudited condensed consolidated statements of shareholders' (deficit)/equity. Total foreign currency translation adjustment loss was RMB2,302 and RMB198,585 for the six months ended June 30, 2020 and 2021.

(e)   Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive loss and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4566, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)   Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2020 and June 30 2021,the Group had cash held in accounts managed by online payment platforms such as China Union Pay in connection with the collection of vehicle sales for a total amount of RMB17,844 and RMB31,693, respectively, which have been classified as cash and cash equivalents on the unaudited condensed consolidated financial statements.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the unaudited condensed consolidated balance sheets, and is not included in the total cash and cash equivalents in the unaudited condensed consolidated statements of cash flows. The Group's restricted cash mainly represents the secured deposits held in designated bank accounts for issuance of bank guarantee and bank acceptance bill.

Cash, cash equivalents and restricted cash as reported in the unaudited condensed consolidated statements of cash flows are presented separately on our unaudited condensed consolidated balance sheets as follows:

	As of December 31, 2020	As of June 30, 2021
Cash and cash equivalents	8,938,341	12,095,920
Restricted cash	1,234,178	1,731,138
Total cash, cash equivalents and restricted cash of continuing operations	10,172,519	13,827,058

(g)   Time deposits and short-term investments

Time deposits are those balances placed with the banks with original maturities longer than three months but less than one year.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments have maturity dates within one year and are classified as short-term investments. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)   Current expected credit losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses, which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables and net investments in leases. The Group assessed that trade receivable, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of trade receivables, other current assets, and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics, the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. Other key factors that influence the expected credit loss analysis include industry-specific factors that could impact the credit quality of the Group's receivables. This is assessed at each quarter based on the Group's specific facts and circumstances. The Group adopted this ASC 326 and several associated ASUs on January 1, 2021 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated deficit with amount of RMB1,955. As of January 1, 2021, upon the adoption, the expected credit loss provision for the current assets and non-current assets were RMB972 and RMB983, respectively. For the six months ended June 30, 2021, the Group recorded RMB884 expected credit losses in selling, general and administrative expenses. As of June 30, 2021, the expected credit loss provision for the current assets and non-current assets were RMB1,312 and RMB1,527, respectively.

The Group typically does not carry significant trade receivable related to vehicle sales and related sales as customer payments are due prior to vehicle delivery, except for amounts of vehicle sales in relation to government subsidy to be collected from government on behalf of customers. Other current assets and other non-current assets primarily consist of other receivables and deposits. The Group recorded a provision for current expected credit losses. The following table summarizes the activity in the allowance for credit losses related to trade receivable, other current assets and other non-current assets for the six months ended June 30, 2021:

	For the six months ended June 30, 2021
Balance as of December 31, 2020	–
Adoption of ASC 326	1,955
Balance as of January 1, 2021	1,955
Current period provision	1,142
Reversal	(258)
Balance as of June 30, 2021	2,839

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)   Derivative instruments

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the unaudited condensed consolidated balance sheets in either other current or non-current assets or other current liabilities or non-current liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the unaudited condensed consolidated statements of comprehensive income/(loss) or in other comprehensive income/(loss) depending on the use of the derivatives and whether they qualify for hedge accounting. The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in interest rates and foreign currency rates. These financial exposures are monitored and managed by the Group as an integral part of its risk management program. The Group does not engage in derivative instruments for speculative or trading purposes. The Group's derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in "interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive loss. The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Derivative instruments are presented as net if rights of setoff exist, with all of the following conditions met: (a) each of two parties owes the other determinable amounts; (b) the reporting party has the right to set off the amount owed with the amount owed by the other party; (c) the reporting party intends to set off; and (d) the right of setoff is enforceable at law.

The following table summarizes the details of the foreign exchange forwards and options entered into by the Group as at June 30, 2021:

Description	Gross amounts of recognized liabilities	Gross amounts offset in the statement of financial position	Net amounts of liabilities presented in the statement of financial position
Foreign exchange forwards and options	3,906	2,777	1,129

As of June 30, 2021, the Group had outstanding derivative instruments with notional amounts of US$30,000 and recorded RMB55,069 fair value gain for the six months ended June 30, 2021 in interest income and investment income, net.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)   Product warranties

The Group provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the unaudited condensed consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the unaudited condensed consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group's suppliers and the amount of the recovery is virtually certain.

The accrued warranty activity consists of the following:

	For the six months ended June 30,	
	2020	2021
Accrued warranty at beginning of the period	6,996	233,366
Warranty cost incurred	(209)	(8,351)
Provision for warranty	66,300	210,445
Accrued warranty at end of the period	73,087	435,460
Including: Accrued warranty, current	15,894	94,100
Accrued warranty, non-current	57,193	341,360

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   Revenue recognition

The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. The Group released the 2021 Li ONE in May 2021, which is upgraded version of Li ONE and will gradually decrease and terminate the production of the first model Li ONE. Revenues of the Group is primarily derived from sales of vehicle and embedded products and services, as well as the sales of Li Plus Membership.

The Group adopted ASC 606, *Revenue from Contracts with Customers*, on January 1, 2018 by applying the full retrospective method.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

•   provides all of the benefits received and consumed simultaneously by the customer;

•   creates and enhances an asset that the customer controls as the Group performs; or

•   does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   Revenue recognition (Continued)

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Vehicle sales

The Group recognizes revenue from sales of vehicles, currently the Li ONE, together with a number of embedded products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or "FOTA upgrades") and initial owner extended lifetime warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, *Guarantees*, and the estimated costs are recorded as a liability when the Group transfers the control of Li ONE to a customer.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of new energy vehicles, which is applied on their behalf and collected by the Group from the government according to the applicable government policy. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the new energy vehicles, as the subsidy is granted to the purchaser of the new energy vehicles and the purchaser remains liable for such amount in the event the subsidies were not received by the Group due to his fault such as refusal or delay of providing application information.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended lifetime warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the contract price for the vehicle and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   Revenue recognition (Continued)

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership expired, whichever is earlier.

Customer loyalty points

Beginning in January 2020, the Group offers customer loyalty points, which can be used in the Group's online store to redeem the Group's merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group's merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of the Li ONE is a material right and is considered as a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

Customers or users of the mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. The Group offers these customer loyalty points to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical expedients and exemptions

The Group elects to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenue upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1　–　Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2　–　Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3　–　Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(m) Loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss.

Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the Preferred Shares, using the if-converted method, for periods prior to the completion of the initial public offering ("US IPO") on the NASDAQ Stock Market, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method, and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)   Segment reporting

ASC 280, *Segment Reporting*, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group's chief operating decision maker (the "CODM") has been identified as the Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, no geographical segments are presented.

3   CONCENTRATION AND RISKS

(a)   Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2020 and June 30, 2021, most of the Group's cash and cash equivalents, restricted cash and time deposits and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (the "FDIC") in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash and time deposits and short-term investments are financially sound based on publicly available information.

(b)   Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and time deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB5,384,769 and RMB19,570,115 as of December 31, 2020 and June 30, 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3   CONCENTRATION AND RISKS (CONTINUED)

(c)   Foreign currency exchange rate risk

Since July 21,2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies, and the RMB appreciated more than 15% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 5.8% in 2017. The depreciation of the RMB against the US$ was approximately 5.0% and 1.6% in 2018 and 2019, respectively and the appreciation of the RMB against the US$ was approximately 6.5% in 2020. The appreciation of the RMB against the US$ was approximately 1.0% for the six months ended June 30, 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4   ACQUISITION OF CHONGQING ZHIZAO

On December 28, 2018, the Company, through a wholly-owned subsidiary of Beijing CHJ, Chongqing Xinfan Machinery Co., Ltd. (the "Buyer" or "Xinfan"), entered into an acquisition agreement (the "Lifan Acquisition Agreement") with Lifan Industry (Group) Co., Ltd. ("Lifan Industry" or the "Seller") and its two wholly-owned subsidiaries Chongqing Zhizao (the "Target") and Chongqing Lifan Passenger Vehicle Co., Ltd. ("Lifan Passenger Vehicle" or the "Divestiture Recipient"), to acquire 100% equity interest of Chongqing Zhizao (the "Acquisition"). Chongqing Zhizao was formerly known as Chongqing Lifan Automobile Co., Ltd.

Prior to the completion of the Acquisition, Chongqing Zhizao transferred most of its assets and liabilities and the related rights and obligations to Lifan Passenger Vehicle in November 2018 (the "Divestiture"). After the Divestiture, Chongqing Zhizao still retained its Automotive Manufacturing Permission, working capitals and certain lease contracts, and other financial assets or liabilities (hereinafter referred to as "Retained Assets and Liabilities"). This Acquisition was determined to be an asset acquisition as no sufficient inputs and processes were acquired to produce outputs.

The Acquisition was completed on December 29, 2018 (the "Acquisition Date") when the legal procedures were completed. Total consideration for the Acquisition was RMB650,000 in cash.As of June 30, 2021, the Group settled the aggregate amount of RMB648,000, of which RMB8,000 was settled with the outstanding loan receivable from Lifan Holdings (Note 7).

On December 19, 2019, Xinfan entered into a share transfer agreement (the "Lifan Disposal Agreement") to dispose 100% equity interest of Chongqing Zhizao, with cash consideration of RMB0.001. The Retained Assets and Liabilities of Chongqing Zhizao not related to the manufacturing of Li ONE were transferred out upon the completion of the disposal of Chongqing Zhizao. A disposal loss of RMB4,503 was recognized on December 26, 2019, the disposal date of the transaction.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5   TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2020 and June 30, 2021, based on the invoice date and net of provisions, is as follows:

	As of December 31, 2020	As of June 30, 2021
Within 3 months	10,429	14,574
Between 3 months and 6 months	18,914	1,681
Between 6 months and 1 year	77,903	15,716
More than 1 year	8,303	87,506
Total	115,549	**119,477**

6   INVENTORIES

Inventories consist of the following:

	As of December 31, 2020	As of June 30, 2021
Raw materials, work in process and supplies	227,836	576,849
Finished products	820,168	559,936
Total	1,048,004	**1,136,785**

Raw materials, work in process and supplies as of December 31, 2020 and June 30, 2021 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products included vehicles ready for transit at production plants, vehicles in transit to fulfill customers' orders, new vehicles available for immediate sales at the Group's sales and servicing center locations.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7   PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31, 2020	As of June 30, 2021
Deductible VAT input	196,021	**275,582**
Prepayments to vendors	104,271	**214,599**
Prepaid rental and deposits	30,357	**51,097**
Loan receivable from Lifan Holdings[1]	8,000	**–**
Others	15,006	**60,605**
Less: Allowance for credit losses	–	**(854)**
Total	353,655	**601,029**

(1) Loan receivable from Lifan Holdings was settled against the payables for acquisition consideration of Chongqing Zhizao in April 2021 (Note 4).

8   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation were as follows:

	As of December 31, 2020	As of June 30, 2021
Mold and tooling	987,316	**1,084,892**
Production facilities	787,970	**790,662**
Buildings	404,772	**404,772**
Construction in process	53,579	**342,457**
Leasehold improvements	249,879	**336,045**
Buildings improvements	311,947	**293,413**
Equipment	175,887	**209,638**
Motor vehicles	36,409	**38,277**
Total	3,007,759	**3,500,156**
Less: Accumulated depreciation	(498,691)	**(707,665)**
Less: Accumulated impairment loss	(30,381)	**(57,099)**
Total property, plant and equipment, net	2,478,687	**2,735,392**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8   PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

The Group recorded depreciation expenses of RMB129,481 and RMB220,344 for the six months ended June 30, 2020 and 2021, respectively.

The Group recorded impairment loss of RMB30,381 and RMB26,718 for the six months ended June 30, 2020 and 2021, respectively. The Group made a full impairment provision on the production facilities and leasehold improvements in connection with the production of electric battery as the Group determined to terminate the design, development and self-production of electric battery via one of the Group's subsidiaries for the six months ended June 30, 2020. Furthermore, the Group launched 2021 Li ONE in May 2021, consequently, the production volume of the first model Li ONE is expected to gradually decrease in line with sales volume. The Group recorded an impairment loss on the production facilities and mold and tooling in connection with the production of the first model Li ONE accordingly as the carrying value of these assets are not expected to be recovered in the foreseeable future.

9   INTANGIBLE ASSETS, NET

Intangible assets and related accumulated amortization were as follows:

	As of December 31, 2020	As of June 30, 2021
Automotive Manufacturing Permission *(Note 4)*	647,174	647,174
Indefinite-lived intangible assets, net	647,174	647,174
Software	58,097	73,494
Patents	694	694
Definite-lived intangible assets	58,791	74,188
Less: Accumulated amortization		
Software	(21,990)	(27,037)
Patents	(694)	(694)
Accumulated amortization	(22,684)	(27,731)
Definite-lived intangible assets, net	36,107	46,457
Total intangible assets, net	683,281	693,631

The Group recorded amortization expenses of RMB4,463 and RMB5,047 for the six months ended June 30, 2020 and 2021, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9   INTANGIBLE ASSETS, NET (CONTINUED)

As of June 30, 2021, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	As of June 30, 2021
Year ending June 30, 2022	**10,409**
Year ending June 30, 2023	**9,205**
Year ending June 30, 2024	**6,150**
Year ending June 30, 2025	**3,822**
Thereafter	**16,871**
Total	**46,457**

10   LEASES

Operating leases of the Group mainly include land use rights and leases of offices, retail stores and delivery and servicing centers, while finance lease mainly include leases of production plants.

The components of lease expenses were as follows:

	For the six months ended June 30,	
	2020	**2021**
Lease cost		
Finance lease cost:		
Amortization of assets	7,750	**7,273**
Interest of lease liabilities	10,406	**11,474**
Operating lease cost	65,413	**134,646**
Short-term lease cost	32,039	**10,909**
Total	115,608	**164,302**

Operating lease cost is recognized as rental expenses in the unaudited condensed consolidated statements of comprehensive loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10 LEASES (CONTINUED)

Short-term lease cost is recognized as rental expenses in the unaudited condensed consolidated statements of comprehensive loss on a straight-line basis over the lease term.

Supplemental cash flows information related to leases was as follows:

	For the six months ended June 30,	
	2020	2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payment from operating leases	41,834	113,764
Right-of-use assets obtained in exchange for lease liabilities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	814,039	378,123

Supplemental balance sheet information related to leases was as follows (in thousands, except lease terms and discount rate):

	As of December 31, 2020	As of June 30, 2021
Operating Leases		
Land use rights, net	181,505	182,089
Operating lease right-of-use assets, net (excluding land use rights)	1,095,501	1,377,523
Total operating lease assets	1,277,006	1,559,612
Operating lease liabilities, current	210,531	317,097
Operating lease liabilities, non-current	1,025,253	1,222,175
Total operating lease liabilities	1,253,784	1,539,272

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10   LEASES (CONTINUED)

	As of December 31, 2020	As of June 30, 2021
Finance Leases		
Property, plant and equipment, at cost	294,269	294,269
Accumulated depreciation	(56,682)	(63,955)
Property, plant and equipment, net	237,587	230,314
Finance lease liabilities, non-current	366,883	378,357
Total finance leases liabilities	366,883	378,357

	As of December 31, 2020	As of June 30, 2021
Weighted-average remaining lease term		
Land use rights	47 years	47 years
Operating leases	11 years	10 years
Finance leases	16 years	16 years
Weighted-average discount rate		
Land use rights	6.2%	6.2%
Operating leases	5.8%	5.7%
Finance leases	6.2%	6.2%

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10   LEASES (CONTINUED)

Maturities of lease liabilities were as follows:

	As of June 30, 2021	
	Operating leases	Finance leases
Year ending June 30, 2022	322,516	22,826
Year ending June 30, 2023	339,865	390,622
Year ending June 30, 2024	185,176	–
Year ending June 30, 2025	134,623	–
Year ending June 30, 2026	126,638	–
Thereafter	938,261	–
Total undiscounted lease payments	**2,047,079**	**413,448**
Less: imputed interest	**(507,807)**	**(35,091)**
Total lease liabilities	**1,539,272**	**378,357**

In conjunction with its lease arrangement related to Changzhou Production Base Phase I and Phase II in 2017 and 2018 respectively, the Group has an option to purchase the Production Base Phase I and II at the cost before December 31, 2020. In June 2020, the Group entered into a series of supplemental agreements with the lessor to extend the purchase option to December 31, 2022, and the purchase price remained the same as the original agreement. In addition, the annual lease payment from 2020 to 2022 are subject to achievement of annual sales volume of the Group. If the Group achieves the pre-determined annual sales volume of electric vehicle, the annual lease payment of that year will be waived (equal to zero) by the lessor. Otherwise, the Group will pay the rental fees as agreed in the modified contract.

As the lessor did not provide the additional manufacturing land or plants to the Group, the modified lease contracts do not result in separate new leases, and the lease classifications remained as an operating lease for Phase I Land and a financing lease for Phase I Plants. Accordingly, the lease liabilities were re-measured based on the modified term and reclassified as long-term liabilities. The lease of Phase II Plants remained classified as a financing transaction. Accordingly, the liabilities were re-measured based on the modified term and reclassified as a long-term borrowing.

For the year ended December 31, 2020, the pre-determined annual sales volume was achieved. And the Group considered it was similar to a negative variable lease payment, and therefore should be accounted for as a period item when the contingency was resolved (i.e. annual sales target would be achieved at the end of each year). Accordingly, the liabilities were re-measured based on the waived annual lease payment.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11   OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31, 2020	As of June 30, 2021
Long-term deposits	149,235	**475,011**
Prepayments for purchase of property, plant and equipment	126,006	**442,648**
Prepayments for purchase of land use rights	–	**122,007**
Others	45,943	**44,752**
Less: Allowance for credit losses	–	**(1,527)**
Total	321,184	**1,082,891**

12   LONG-TERM INVESTMENTS

The Group's long-term investments on the unaudited condensed consolidated balance sheets consisted of the following:

	Equity method	Equity security with readily determinable fair values	Equity securities without readily determinable fair values	Total
Balance as of December 31, 2019	7,307	90,724	28,150	126,181
Additions	–	–	65,000	65,000
Shares of loss of equity method investees	(607)	–	–	(607)
Fair value change through earnings	–	(30,681)	–	(30,681)
Foreign currency translation	–	832	–	832
Balance as of June 30, 2020	6,700	60,875	93,150	160,725
Balance as of December 31, 2020	**4,787**	**64,916**	**93,150**	**162,853**
Shares of loss of equity method investees	**(642)**	**–**	**–**	**(642)**
Fair value change through earnings	**–**	**(12,896)**	**–**	**(12,896)**
Foreign currency translation	**–**	**(695)**	**–**	**(695)**
Balance as of June 30, 2021	**4,145**	**51,325**	**93,150**	**148,620**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12   LONG-TERM INVESTMENTS (CONTINUED)

Equity Method

On September 11, 2018, the Group acquired 49% entity interest in Investee A, which is a joint venture with the other shareholder holding 51% interest established to design, develop and produce BEV equipped with vehicle intelligence and optimized for ride sharing service, with cash consideration of RMB98,000. On January 30, 2019, the Group invested another RMB98,000 into Investee A proportionately with the other investor of Investee A, therefore kept the Group's 49% shareholding percentage unchanged. The Group has significant influence in Investee A and therefore the investment is accounted for using the equity method.

The Group performs impairment of its investment under equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the six months ended June 30, 2020 and 2021.

Equity Security with Readily Determinable Fair Values

Equity security with readily determinable fair values are marketable equity security which is publicly traded stocks measured at fair value.

The following table shows the carrying amount and fair value of equity securities with readily determinable fair values:

Cango Inc.	Cost basis	Unrealized loss	Foreign currency translation	Fair value
As of December 31, 2020	100,303	(38,205)	2,818	64,916
As of June 30, 2021	**100,303**	**(51,101)**	**2,123**	**51,325**

The Company purchased 2,633,644 shares of Series C preferred shares issued by Cango Inc. (the "Cango"), with a total cash consideration of US$15,634, equivalent to RMB100,303 in 2018. This investment was initially recorded under the equity securities without readily determinable fair value given Cango was still a privately-held company at that time. In July 2018, Cango completed its listing on the New York Stock Exchange (the "Cango IPO") and the Series C preferred shares held by the Company were converted to Class A ordinary shares of Cango.

Upon the completion of Cango IPO, the Company reclassified this investment from equity securities without readily determinable fair value to equity securities with readily determinable fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

The unrealized loss are recognized in "interest income and investment income, net" in unaudited condensed consolidated statements of comprehensive loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12   LONG-TERM INVESTMENTS (CONTINUED)

Equity Securities without Readily Determinable Fair Values

Equity securities without determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group's investments are not common stock or in substance common stock. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected measurement alternative and recorded these investments at cost, less impairment, adjusted for subsequent observable price changes.

In the first quarter of 2020, the Group sold the discontinued Low-Speed Small Electric Vehicles (the "SEV") battery packs business to an affiliate of the Group with the total consideration of RMB60,000 (Note 20). The Group further invested RMB60,000 in cash in this affiliate, together with other investors. Therefore, the Group's equity interests in this affiliate increased from 12.24% to 19.82% on a fully diluted basis as a result of the additional investment.

No impairment charges were recorded in "interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive loss for the six months ended June 30, 2020 and 2021, respectively.

13   SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS

Short-term borrowings and long-term borrowings consist of the following:

	Maturity date	Principal amount	Interest rate per annum	As of December 31, 2020	As of June 30, 2021
Unsecured corporate loan[1]	June 30, 2022	RMB401,073	6.1750%	–	425,119
Total short-term borrowings				–	425,119

	Maturity date	Principal amount	Interest rate per annum	As of December 31, 2020	As of June 30, 2021
Convertible debt[3]	May 1, 2028	US$862,500	0.25%	–	5,461,458
Secured borrowing[2]	December 31, 2022	RMB94,550	6.1750%	98,717	100,604
Unsecured corporate loan[1]	June 30, 2022	RMB401,073	6.1750%	412,921	–
Total long-term borrowings				511,638	5,562,062

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13   SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS (CONTINUED)

(1)   In November 2017, Beijing CHJ entered into a convertible loan agreement with Changzhou Wunan New Energy Vehicle Investment Co., Ltd ("Wunan") to obtain a convertible loan with aggregated principal amount of RMB600,000 at a simple interest of 8% per annum. RMB450,000 of the principal was received in December 2017, and RMB150,000 was received in January 2018. The principal and accrued interest shall be due and payable by Beijing CHJ on the earlier of (i) 3 years following the issuance date; or (ii) upon the reformation of Beijing CHJ from a limited liability company to a corporate. Pursuant to the convertible loan agreement, Wunan may convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ, which effectively indicates a fixed conversion price equal to the issue price of Series B-1 Preferred Shares, at any time before maturity date. Accrued interests shall be waived upon conversion. The Company evaluated that the convertible loan was measured at amortized cost in their entirety with any difference between the initial carrying value and the repayment amount as interest expenses using the effective interest method over the period from the issuance date to the maturity date. The convertible loan was not separate into debt and equity components.

In June 2020, Beijing CHJ entered into a series of supplemental agreements with Wunan. Pursuant to the supplemental agreements, the maturity date of the convertible loan was extended to June 30, 2022, and the conversion right in relation to convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ was waived by Wunan. In accordance with the supplemental contracts, Wunan also agreed to return the prepayment for purchase of land use right of RMB175,582 and reimburse certain eligible expenditures with the amount of RMB143,838. The return of the prepayment and the reimbursements were used as a settlement of the unpaid interests and part of the outstanding principal of the convertible loan. The outstanding loan principal was reduced to RMB401,073 with a revised interest rate of 6.175% per annum. As a result, the convertible loan was extinguished, and a new loan with the principle amount of RMB401,073, being the difference between the carrying value of the convertible loan and the settlement amount of RMB319,420, was recorded as a long-term borrowing as of June 30, 2020. The balance of the new loan and accrued interest payable was RMB412,921 as of December 31, 2020 and RMB425,119 as of June 30, 2021. The Company fully repaid the outstanding principal and accrued interest in August 2021.

(2)   As the transaction in relation to Changzhou Production Base II did not qualify the sales accounting, the consideration received excluding the related taxes was treated as a secured borrowing and recorded as a short-term borrowing as of December 31, 2019. In June 2020, the Group entered into a series of supplemental agreements with the lessor. Pursuant to the supplemental agreements, the maturity date of the borrowing was extended to December 31, 2022. As a result, the borrowing was recorded as a long-term borrowing as of December 31, 2020 and June 30, 2021.

(3)   In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500, through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,457,984.

The convertible debt may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13   SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS (CONTINUED)

(3)   (Continued)

Holders of the convertible debt have the rights to require the Company to repurchase all or partial for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

The Company assessed the convertible debt under ASC 815 and concluded that:

(i)   Since the conversion option is considered indexed to the Company's own stock and classified in shareholders' (deficit)/ equity, bifurcation of conversion option from the convertible debt is not required as the scope exception prescribed in ASC 815-10-15-74 is met;

(ii)   The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation.

In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)(the "ASU 2020-06"). The Company determined to early adopt ASU 2020-06 from January 1, 2021. Since the ASU 2020-06 amended the guidance on convertible debt instruments by removing accounting models for the instruments with beneficial conversion features and cash conversion features. Accordingly, there is no need to consider beneficial conversion feature or cash conversion features for the convertible debt.

Therefore, the Company accounted for the convertible debt as single instruments measured at its amortized cost as long-term borrowings on the unaudited condensed consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2021, the convertible debt related interest expense was US$1,011 (RMB6,531). As of June 30, 2021, the principal amount of the convertible debt was RMB5,571,836 and the unamortized debt issuance cost was RMB110,378, respectively.

14   ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of December 31, 2020	As of June 30, 2021
Salaries and benefits payable	187,972	231,852
Tax payable	50,088	222,673
Payables for purchase of property, plant and equipment	118,181	191,721
Payables in relation to customers' purchase costs borne by the Group	–	139,959
Accrued warranty	55,138	94,100
Payables for research and development expenses	35,032	87,624
Payables for logistics expense	43,571	81,260
Deposits from vendors	9,120	23,656
Advance from customers	9,285	10,049
Payables for acquisition of Chongqing Zhizao (Note 4)	79,552	2,000
Other payables	59,520	148,661
Total	647,459	1,233,555

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15 TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31, 2020	As of June 30, 2021
Trade payable for raw materials	2,991,538	3,666,155
Notes payable	168,977	1,487,469
Total	3,160,515	5,153,624

An aging analysis of the trade payable as at December 31, 2020 and June 30, 2021, based on the invoice date, is as follows:

	As of December 31, 2020	As of June 30, 2021
Within 3 months	3,118,840	4,507,953
Between 3 months and 6 months	18,537	586,300
Between 6 months and 1 year	10,676	43,141
More than 1 year	12,462	16,230
Total	3,160,515	5,153,624

The trade payable is non-interest-bearing and are normally settled on 30-90 day terms.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16   REVENUE DISAGGREGATION

Revenues by source consist of the following:

	For the six months ended June 30,	
	2020	2021
Vehicle sales	2,760,242	8,366,968
Other sales and services	38,671	247,185
Total	2,798,913	8,614,153

Revenues by timing of recognition is analyzed as follows:

	For the six months ended June 30,	
	2020	2021
Revenues recognized at a point in time	2,794,246	8,578,671
Revenues recognized over time	4,667	35,482
Total	2,798,913	8,614,153

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Included in revenues from other sales and services are (i) revenue arising from sales of charging stalls and certain services under the Li Plus Membership which are recognized at a point in time when the control of the products and services are transferred to the users; and (ii) revenue arising from vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership are recognized over time throughout the service period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17 DEFERRED REVENUE

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the six months ended June 30,	
	2020	2021
Deferred revenue – at beginning of the period	62,638	407,168
Additions	2,760,754	8,884,806
Recognition	(2,728,937)	(8,737,100)
Deferred revenue – at end of the period	94,455	554,874
Including:		
Deferred revenue, current	53,143	283,156
Deferred revenue, non-current	41,312	271,718

Deferred revenue are contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied.

The Group expects that RMB283,156 of the transaction price allocated to unsatisfied performance obligation as of June 30, 2021 will be recognized as revenue during the period from July 1, 2021 to June 30, 2022. The remaining RMB271,718 will be recognized in July 1, 2022 and thereafter.

18 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	For the six months ended June 30,	
	2020	2021
Employee compensation	225,065	713,611
Design and development expenses	121,844	346,160
Depreciation and amortization expenses	22,068	24,959
Rental and related expenses	7,238	23,734
Travel expenses	2,851	14,972
Others	12,064	44,502
Total	391,130	1,167,938

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of the following:

	For the six months ended June 30,	
	2020	2021
Marketing and promotional expenses	65,528	540,511
Employee compensation	126,161	485,626
Rental and related expenses	62,732	119,772
Depreciation and amortization expenses	17,585	28,613
Travel expenses	4,296	21,827
Expected credit losses	–	884
Impairment of property, plant and equipment	30,381	–
Others	40,621	147,968
Total	347,304	**1,345,201**

20 DISCONTINUED OPERATIONS

Historically, the Group had a strategy of developing Low-Speed Small Electric Vehicles ("SEV") and producing and selling its related battery packs.

In the first quarter of 2018, the Group determined to dispose the SEV business due to the shift on the Group's business and product strategy. As a result, the long-lived assets related to SEV production, including manufacturing facilities and IP, etc. have ceased to be used, and these assets were considered effectively abandoned.

Subsequent to the termination of the SEV business, the Group still sold the SEV battery packs to external customers, and in September 2019, the Group further decided to dispose the SEV battery packs business and located a potential buyer. Accordingly, the Company concluded that as of September 30, 2019, the SEV battery packs business met all of the held for sale criteria. In the first quarter of 2020, the Company completed the sale of the SEV battery packs business to an affiliate of the Company for a total cash consideration of RMB60,000.

The abandonment or the disposal of the SEV business and the related battery packs business represented strategic shifts of the Group and had a major impact on the Group's financial results, and met the criteria for the discontinued operations. Therefore, the historical financial results of the SEV related business were classified as discontinued operation and the related assets and liabilities associated with the discontinued operations of the prior year were reclassified as assets/liabilities held for sale to provide comparable financial information.

The following tables set forth the results of operations and cash flows of the discontinued operations, which were included in the unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20 DISCONTINUED OPERATIONS (CONTINUED)

	For the six months ended June 30, 2020
Revenues	870
Cost of sales	(2,437)
Gross loss	(1,567)
Operating expenses	(1,423)
Impairment of long-lived assets	–
Loss from operations of discontinued operations	(2,990)
Loss from discontinued operations before income tax expense	(2,990)
Income tax expense	–
Net loss from discontinued operations, net of tax	(2,990)

	For the six months ended June 30, 2020
Net cash provided by discontinued operating activities	148
Net cash provided by discontinued investing activities	59,705

The following table presents the gain on disposal of discontinued operations related to the disposal of SEV battery packs business for the six months ended June 30, 2020:

	For the six months ended June 30, 2020
Cash consideration received for sale of SEV battery packs business	60,000
Carrying value of net assets transferred	(42,637)
Gain on disposal of discontinued operations	17,363

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21   ORDINARY SHARES

In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the 2019 Reorganization described in Note 1. In connection with the 2019 Reorganization and issuance of Series C convertible redeemable preferred shares ("Series C Preferred Shares"), 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof. Upon the 2019 Reorganization, the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares (the "Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares") to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the 2019 Reorganization. Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares would be converted into Class A Ordinary Shares based on the then-effective conversion price.

On July 4, 2016, Beijing CHJ issued Series Pre-A shares (the "Series Pre-A Ordinary Shares") with cash consideration of RMB100,000. Series Pre-A Ordinary Shares were classified as equity as they were not redeemable. In July 2017, upon Series A-2 financing, certain rights were granted to holders of Series Pre-A Ordinary Shares, including contingent redemption rights. Series Pre-A Ordinary Shares were effectively re-designated to Series Pre-A Preferred Shares. Such re-designation was accounted for as a repurchase and cancelation of Series Pre-A Ordinary Shares and a separate issuance of Series Pre-A Preferred Shares. Accordingly, the excess of fair value of the Series Pre-A Preferred Shares over the fair value of the Series Pre-A Ordinary Shares repurchased from employee shareholders was recorded as an employee compensation. While for other non-employee Series Pre-A shareholders, such difference was recognized as a deemed dividend given to these shareholders. The excess of the fair value of all Series Pre-A Ordinary Shares over the carrying value of these shares was accounted for as a retirement of the Series Pre-A Ordinary Shares. The Company elected to charge the excess entirely to accumulated deficits.

In August 2020, the Company completed its US IPO and 190,000,000 Class A Ordinary Shares were issued with proceeds of US$1,042,137, net of underwriter commissions and relevant offering expenses. Concurrently with completion of the US IPO, 66,086,955 Class A Ordinary Shares were issued for a consideration of US$380,000. On August 7, 2020, the Company issued an additional 28,500,000 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of US$157,320.

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the chief executive officer of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the US IPO. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21   ORDINARY SHARES (CONTINUED)

In December 2020, the Company completed a follow-on offering of 108,100,000 Class A Ordinary Shares, which included 14,100,000 Class A Ordinary Shares issued in connection with the underwriters' full exercise of their over-allotment option.

In February 2021, the Company issued 34,000,000 Class A Ordinary Shares as treasury shares for future exercise of share options.

In May 2021, the Company issued 108,557,400 Class B Ordinary Shares to Mr. Li Xiang, the Company's founder and chief executive officer, pursuant to the Company's 2021 Share Incentive Plan.

As of June 30, 2021, 1,042,422 share options that fulfilled the vesting conditions were exercised.

As of December 31, 2020, and June 30, 2021, the Company had issued and outstanding ordinary shares of 1,809,288,310 and 1,810,330,732, respectively.

22   CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS

Prior to the US IPO in August 2020, the Company issued convertible redeemable preferred shares, which are summarized in the following table:

Series	Issuance date	Shares issued	Issue price per share	Proceeds from issuance
Pre-A[1]	July 21,2017	50,000,000	RMB2.00	RMB100,000
A-1	July 4, 2016	129,409,092	RMB6.03	RMB780,000
A-2	July 21,2017	126,771,562	RMB7.89	RMB1,000,000
A-3	September 5, 2017	65,498,640	RMB9.47	RMB620,000
B-1	November 28, 2017	115,209,526	RMB13.11	RMB1,510,000
B-2	June 6, 2018	55,804,773	RMB14.16	RMB790,000
B-3[2]	January 7/July 2, 2019	119,950,686	RMB14.16	RMB1,701,283
C[3]	July 2/December 2, 2019/ January 23, 2020	267,198,535	US$2.23/US$1.89	US$3,626,924
D	July 1, 2020	231,758,541	US$2.64/US$2.35	US$3,851,034

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22   CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

(1)   Upon the issuance of Series A-2 Preferred Shares, Series Pre-A Ordinary Shares were redesignated to Series Pre-A Preferred Shares (see Note 22).

(2)   Including 11,873,086 Series B-3 Preferred Shares converted from the convertible promissory notes issued by the Company in January 2019. The Series B-3 Preferred Shareholders and convertible promissory notes holders were granted:

    (a)   the right to obtain additional shares to be issued in the next round of new financing for free to keep their shareholding percentage (or as converted shareholding percentage for convertible promissory notes holders) unchanged (the "Series B-3 Anti-Dilution Warrant"); and

    (b)   the right to acquire additional shares to be issued in next two rounds of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in their Series B-3 Preferred Shares and convertible promissory notes (the "Series B-3 Additional Warrant").

(3)   Including 78,334,557 shares of Series C Preferred Shares issued upon the exercise of the Series B-3 Additional Warrant by certain Series B-3 Shareholders and all convertible promissory notes holders at a cash exercise price of RMB1,022,045, or RMB13.02 per share. The leading investor of Series C Preferred Shareholders was granted the right to acquire additional shares to be issued in next round of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in Series C Preferred Shares (the "Series C Additional Warrant"). All non-refundable cash considerations for the issuance of Series C Preferred Shares, including 4,109,127 shares registered subsequently on January 3, 2020, were received in full as of December 31, 2019 and accordingly all shares are considered issued and outstanding from accounting perspective.

On January 23, 2020, 18,916,548 shares of Series C Preferred Shares were issued upon the exercise of the Series B-3 Anti-Dilution Warrant.

The Series B-3 Anti-Dilution Warrant, the Series B-3 Additional Warrant and the Series C Additional Warrant (collectively referred as "Warrants") were determined to be freestanding liability instruments and recorded at fair value upon initial recognition. Proceeds received from issuance of Series B-3 Preferred Shares and convertible promissory notes, and Series C Preferred Shares were first allocated to the Warrants based on their initial fair values. The Warrants were marked to the market with the changes recorded in the unaudited condensed consolidated statements of comprehensive loss in the applicable subsequent reporting period. The Warrants shall terminate upon the earlier of the consummation of an IPO or the occurrence of a Deemed Liquidation Event. The balance of Warrants was reduced to zero as the Warrants terminated upon the issuance of Series D.

The Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3, C and D Preferred Shares are collectively referred to as the "Preferred Shares." All series of Preferred Shares have the same par value of US$0.0001 per share.

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the chief executive officer of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the US IPO. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22   CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

The major rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

Preferred Shares of the Company are convertible to Class A Ordinary Shares at any time at the option of the holders, and would automatically be converted into Class A Ordinary Shares 1) upon a Qualified IPO ("QIPO"); or 2) upon the written consent of the holders of a majority of the outstanding Preferred Shares of each class with respect to conversion of each class.

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, and shall be subject to adjustment and readjustment from time to time for share splits and combinations, ordinary share (on an as converted basis) dividends and distributions, reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions, and dilutive issuance.

Redemption

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares (other than the unpaid shares) held by the requesting holder, at any time after the earliest to occur of (a) the Company fails to consummate a qualified IPO ("QIPO") by June 30, 2023, or b) any occurrence of a material breach or any material change of the relevant laws or the occurrence of any other factors, which has resulted or is likely to result in the Company's inability to control and consolidate the financial statements of any of the PRC subsidiaries or VIEs, each Preferred Share shall be redeemable at the option of such Preferred Shareholder, out of funds legally available therefor by the Company.

The redemption amount payable for each Preferred Share (other than the unpaid shares) will be an amount equal to 100% of the Preferred Shares' original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and simple interest on the Preferred Shares' original issue price at the rate of 8% per annum, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, mergers or similar transactions.

Upon the redemption, Series D Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B-3 Preferred Shares, Series B-3 Preferred Shares shall rank senior to Series B-2 Preferred Shares, Series B-2 Preferred Shares shall rank senior to Series B-1 Preferred Shares, Series B-1 Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-2 Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Pre-A Preferred Shares.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22 CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Redemption (Continued)

Upon the 2019 Reorganization, QIPO definition of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares was revised to be the same as Series C Preferred Shares, and all Preferred Shareholders (including Series D issued on July 1, 2020) were given the option to, in the event that the funds of the Company legally available for redemption on the redemption date are insufficient to redeem the total number of redeeming shares required to be redeemed, 1) request the Company to issue a convertible promissory note ("Redemption Note") for the unpaid portion of the redemption price or 2) allow the Company to carry forward and redeem the shares when legally funds are sufficient to do so. Such Redemption Note shall be due and payable no later than 24 months of the redemption date with a simple rate of 8% per annum. Each holder of such Redemption Note shall have the right, at its option, to convert the unpaid principal amount of the Redemption Note and the accrued but unpaid interest thereon, into the same class of Preferred Shares requested to be redeemed at a per share conversion price equal to the applicable original issue price.

Voting Rights

The holders of the Preferred Shares shall have the right to one vote for each ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders.

Dividends

Each Preferred Shareholder and Ordinary Shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative.

No dividends on preferred and ordinary shares have been declared since the issuance date until June 30, 2021.

Liquidation

In the event of any liquidation, the holders of Preferred Shares (except for Series Pre-A Preferred Shares) have preference over holders of Series Pre-A Preferred Shares and ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation, Series D Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B-3 Preferred Shares, Series B-3 Preferred Shares shall rank senior to Series B-2 Preferred Shares, Series B-2 Preferred Shares shall rank senior to Series B-1 Preferred Shares, Series B-1 Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-2 Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Pre-A Preferred Shares and ordinary shares.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22   CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Liquidation (Continued)

The holders of Preferred Shares (exclusive of unpaid shares and Series Pre-A Preferred Shares) shall be entitled to receive an amount per share equal to an amount equal to the higher of (1) 100% of the original issue price of such Preferred Shares, plus an aggregate interests calculated at a simple rate of 8% per annum and multiplied by a fraction and (2) the amount receivable by the Preferred Shareholders if all the assets of the Company available for distribution to shareholders is distributed ratably among all the Members on an as-converted basis. If there are still assets of the Company legally available for distribution, such remaining assets of the Company shall be distributed to the holders of issued and outstanding Series Pre-A Preferred Shares and ordinary shares.

Conversion upon IPO

In August 2020, in connection with the completion of US IPO, all of the Preferred Shares were automatically converted to 1,045,789,275 Class A ordinary shares and 115,812,080 Class B ordinary shares based on the aforementioned conversion price.

Accounting for Preferred Shares

The Company classified the Preferred Shares as mezzanine equity in the unaudited condensed consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain event outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to July 4, 2022, the earliest redemption date. The Company recognized accretion of the Preferred Shares amounted to RMB530,573 and nil for the six months ended June 30, 2020 and 2021, respectively.

Prior to the 2019 Reorganization, the Company has determined that host contract of the Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares were more akin to an equity host. The conversion feature embedded in the Preferred Shares is considered to meet the definition of derivative in accordance with ASC 815-15-25, due to the optional redemption settlement mechanism upon deemed liquidation could give rise to net settlement of the conversion provision in cash if the per share distribution amount is higher than the fixed redemption amount, instead of the settlement by delivery of the ordinary shares of the Company. This equity-like conversion feature was considered clearly and closely related to the equity host, therefore does not warrant bifurcation. The Company also assessed the redemption features and liquidation feature and determined that these features as a freestanding instrument, would not meet the definition of a derivative, and therefore need not be bifurcated and separately accounted for.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22   CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Accounting for Preferred Shares (Continued)

After the 2019 Reorganization, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors' right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. Company considered extinguishment accounting should be applied for all Preferred Shares issued prior to the 2019 Reorganization from a qualitative perspective, although from quantitative perspective, the changes of these preferred shares' fair value before and after the modification was immaterial. Hence, accumulated deficit was increased by the difference between the fair value of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares after modification and the carrying amount of these Preferred Shares immediately before the modification.

The Company also reassessed the conversion feature, redemption feature and liquidation preference of all Preferred Shares after the 2019 Reorganization. The equity-like conversion feature is considered not clearly and closely related to the debt host, and therefore was bifurcated and separately accounted for using fair value. For redemption feature, as it would not result in any substantial premium or discount, nor would it accelerate the repayment of the contractual principal amount, it is clearly and closely related to the debt host, and therefore shall not be bifurcated and accounted for separately. The liquidation preference, on the other hand, may result in substantial premium and could accelerate repayment of the principal upon occurrence of contingent redemption events. Hence, the liquidation preference is considered not clearly and closely related to the debt host and should be bifurcated and accounted for separately. The Company determined the fair value of these derivative liabilities and concluded that the fair value of the bifurcated liquidation features was insignificant. The derivative liabilities of conversion features was bifurcated from the preferred shares initially at fair value, and subsequently was marked to market value with the fair value change recognized in the unaudited condensed consolidated statements of comprehensive loss in the applicable subsequent reporting period. Upon the consummation of US IPO and conversion of preferred shares, the conversion feature of preferred shares were automatically exercised, consequently, the derivative liabilities of conversion features was reduced to zero.

The movement of the Warrants and conversion feature derivative liabilities for the six months ended June 30, 2020 are summarized below:

	Warrants liabilities	Derivative liabilities	Total
Balance as of December 31, 2019	351,750	1,296,940	1,648,690
Issuance	–	81,082	81,082
Fair value change	(46,812)	(213,507)	(260,319)
Exercise	(305,333)	–	(305,333)
Translation to reporting currency	395	18,581	18,976
Balance as of June 30, 2020	**–**	**1,183,096**	**1,183,096**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22   CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Accounting for Preferred Shares (Continued)

The Company's convertible redeemable preferred shares activities for the six months ended June 30, 2020 are summarized below:

	Series Pre-A		Series A-1		Series A-2		Series A-3		Series B-1		Series B-2		Series B-3		Series C		Total	
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balances as of December 31, 2019	50,000,000	434,886	129,409,092	980,949	126,771,562	1,074,959	65,498,640	619,770	115,209,526	1,347,607	55,804,773	710,303	119,950,686	1,551,080	248,281,987	3,536,108	910,926,266	10,255,662
Exercise of Series B-3 Anti-Dilution Warrant	–	–	–	–	–	–	–	–	–	–	–	–	–	–	18,916,548	305,333	18,916,548	305,333
Bifurcation of conversion feature	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(81,082)	–	(81,082)
Accretion on convertible redeemable preferred shares to redemption value	–	–	–	29,576	–	55,622	–	41,260	–	121,174	–	57,417	–	70,337	–	155,187	–	530,573
Effect of exchange rate changes on preferred shares	–	(6,461)	–	(14,763)	–	(16,329)	–	(9,475)	–	(20,805)	–	(10,923)	–	(23,496)	–	(1,714)	–	(103,966)
Balances as of June 30, 2020	50,000,000	428,425	129,409,092	995,762	126,771,562	1,114,252	65,498,640	651,555	115,209,526	1,447,976	55,804,773	756,797	119,950,686	1,597,921	267,198,535	3,913,832	929,842,814	10,906,520

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23   LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2020 and 2021 as follows:

	For the six months ended June 30,	
	2020	2021
Numerator:		
Net loss	(152,275)	**(595,456)**
Accretion on convertible redeemable preferred shares to redemption value	(530,573)	–
Effect of exchange rate changes on convertible redeemable preferred shares	103,966	–
Net loss attributable to ordinary shareholders of Li Auto Inc.	(578,882)	**(595,456)**
Including: Net loss from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(593,255)	**(595,456)**
Net income from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	14,373	–
Net loss attributable to ordinary shareholders of Li Auto Inc.	(578,882)	**(595,456)**
Denominator:		
Weighted average ordinary shares outstanding –basic and diluted	255,000,000	**1,809,695,350**
Basic and diluted net loss per share from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(2.33)	**(0.33)**
Basic and diluted net income per share from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	0.06	–
Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(2.27)	**(0.33)**

For the six months ended June 30, 2020 and 2021, the Company had ordinary equivalent shares, including preferred shares, options granted, convertible loan issued in November 2017 and convertible debt issued in April 2021. As the Group incurred loss for the six months ended June 30, 2020 and 2021, these ordinary equivalent shares were anti dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of preferred shares, options granted, convertible loan, and convertible debt excluded from the calculation of diluted loss per share of the Company were 927,452,261, 37,399,311, 45,527,089 and nil for the six months ended June 30, 2020 and nil, 61,478,317, nil and 28,581,182 for the six months ended June 30, 2021, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24   SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the six months ended June 30,	
	2020	2021
Research and development expenses	–	226,380
Selling, general and administrative expenses	–	114,526
Cost of sales	–	12,413
Total	–	353,319

(a)   2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the "2019 Plan"), which allows the Company to grant options of the Group to its employees, directors and consultants. As of June 30, 2021, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company's 2019 Reorganization, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted. Meanwhile, the options granted are only exercisable upon the occurrence of an IPO by the Group.

These awards have a service condition and a performance condition related to an IPO. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the US IPO in the third quarter of 2020. The Group recognized the share options of the Company granted to the employees using graded-vesting method over the vesting term of the awards, net of estimated forfeitures.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the "2020 Plan"), which allows the Company to grant options of the Group to its employees, directors and consultants. The 2020 Plan allows the Company to grant share options units up to a maximum of 30,000,000 Shares, subject to automatic annual increase. The Group began to grant share options from 2021 under 2020 Plan. The contractual term is ten years from the grant date and the options granted only have service condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24   SHARE-BASED COMPENSATION (CONTINUED)

(a)   2019 and 2020 Share Incentive Plan (Continued)

The following table summarizes activities of the Company's share options under the 2019 Plan and 2020 Plan for the six months ended June 30, 2020 and 2021:

	Number of options outstanding	Weighted average exercise price US$	Weighted average remaining contractual life In Years	Aggregate intrinsic value US$
Outstanding as of December 31, 2019	54,760,000	0.10	6.73	73,926
Granted	842,000	0.10		
Forfeited	(2,005,000)	0.10		
Outstanding as of June 30, 2020	53,597,000	0.10	6.23	95,939
Outstanding as of December 31, 2020	**56,914,000**	**0.10**	**5.95**	**814,724**
Granted	**19,134,700**	**0.10**		
Exercised	**(1,042,422)**	**0.10**		
Forfeited	**(1,822,000)**	**0.10**		
Outstanding as of June 30, 2021	**73,184,278**	**0.10**	**6.42**	**1,271,211**
Vested, expected to vest and exercise as of June 30, 2020	–	–	–	–
Vested and expected to vest as of June 30, 2021	**70,027,007**	**0.10**	**6.31**	**1,216,369**
Exercisable as of June 30, 2021	**42,897,578**	**0.10**	**4.90**	**745,131**

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The weighted-average grant date fair value for options granted under the Company's 2019 Plan and 2020 Plan for the six months ended June 30, 2020 and 2021 was US$1.36 and US$14.41, respectively, computed using the binomial option pricing model.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24   SHARE-BASED COMPENSATION (CONTINUED)

(a)   2019 and 2020 Share Incentive Plan (Continued)

The fair value of each option granted under the Company's 2019 Plan and 2020 Plan was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the six months ended June 30,	
	2020	2021
Exercise price (US$)	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	1.45	14.42
Risk-free interest rate	1.92%	0.93%
Expected term (in years)	10.00	10.00
Expected dividend yield	0%	0%
Expected volatility	45%	47%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of June 30, 2021, there were US$202,970 of unrecognized compensation expenses related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 4.49 years and may be adjusted for future changes in forfeitures.

(b)   2021 Share Incentive Plan

In March 2021, the Group adopted the 2021 Share Incentive Plan (the "2021 Plan"), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company's founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group's vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24   SHARE-BASED COMPENSATION (CONTINUED)

(b)   2021 Share Incentive Plan (Continued)

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company's 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the"Award Shares") under the same plan, all of which will immediately become vested upon grant on May 5, 2021. Mr. Li Xiang has agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are subject to certain performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B Ordinary Shares (10 votes per share) to Class A Ordinary Shares (1 vote per share) on one-to-one basis with effect immediately upon the Company's listing on the Main Board of HKEx in August 2021. The modification is solely subjected to satisfy HKEx's requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares,(a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

As of June 30, 2021, the Group did not recognized any share-based compensation expenses for options granted, because the Group considers it is not probable that the performance-based vesting conditions will be satisfied as of June 30, 2021.

The following table summarizes activities of the Company's share options under the 2021 Plan for the six months ended June 30, 2021:

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	In Years	US$
Outstanding as of December 31, 2020	–	–	–	–
Granted	108,557,400	14.63		
Outstanding as of June 30, 2021	**108,557,400**	**14.63**	**9.69**	**–**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24   SHARE-BASED COMPENSATION (CONTINUED)

(b)   2021 Share Incentive Plan (Continued)

The weighted-average grant date fair value for options granted under the Company's 2021 Plan for the six months ended June 30, 2021 was US$4.96, computed using the binomial option pricing model.

The fair value of the option granted under the Company's 2021 Plan was estimated on the date of grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the six months ended June 30, 2021
Exercise price (US$)	14.63
Fair value of the ordinary shares on the date of option grant (US$)	10.67
Risk-free interest rate	1.59%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of June 30, 2021, there were US$538,445 of unrecognized compensation expenses related to the share options granted under 2021 Plan.

25   TAXATION

(a)   Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

(b)   Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25   TAXATION (CONTINUED)

(b)   Income taxes (Continued)

PRC

Beijing CHJ is qualified as a "high and new technology enterprise" under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%. Other Chinese companies are subject to enterprise income tax ("EIT") at a uniform rate of 25%.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in R&D activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year ('Super Deduction'). The additional deduction of 75% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25   TAXATION (CONTINUED)

(b)   Income taxes (Continued)

Hong Kong (Continued)

Composition of income tax expense for the periods presented is as follows:

	For the six months ended June 30,	
	2020	2021
Deferred income tax expense	–	59,189

26   FAIR VALUE MEASUREMENT

(a)   Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments, investment in equity securities with readily determinable fair value, and foreign exchange options.

The following table sets the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2020 and June 30, 2021.

		Fair value measurement at reporting date using		
	Fair value as of December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Short-term investments	18,850,462	–	18,850,462	–
Equity securities with readily determinable fair value	64,916	64,916	–	–
Total assets	18,915,378	64,916	18,850,462	–

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26   FAIR VALUE MEASUREMENT (CONTINUED)

(a)   Assets and liabilities measured at fair value on a recurring basis (Continued)

		Fair value measurement at reporting date using		
	Fair value as of June 30, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets				
Short-term investments	21,186,514	–	21,186,514	–
Equity securities with readily determinable fair value	51,325	51,325	–	–
Foreign exchange options	670	–	670	–
Total assets	21,238,509	51,325	21,238,509	–
Liabilities				
Foreign exchange options	1,129	–	1,129	–
Total liabilities	1,129	–	1,129	–

Valuation Techniques

Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The gain/(loss) are recognized in "interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive loss.

Equity securities with readily determinable fair value: Equity security with readily determinable fair values are marketable equity security which is publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The gain/(loss) are recognized in "interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26   FAIR VALUE MEASUREMENT (CONTINUED)

(a)   Assets and liabilities measured at fair value on a recurring basis (Continued)

Valuation Techniques (Continued)

Foreign exchange options are financial products issued by a commercial bank linked to forward exchange rates. Fair values are provided by the commercial bank using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

(b)   Assets measured at fair value on a non-recurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value, equity method investments, long-lived assets held for use and assets held for sale. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. Impairment charges of nil were recognized for the six months ended June 30, 2020 and 2021. For equity method investments, no impairment loss is recognized for all periods presented. The Group recorded RMB30,381 and RMB26,718 impairment loss of long-lived assets for the six months ended June 30, 2020 and 2021, respectively.

(c)   Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalent, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, long-term borrowings and convertible debts.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Trade receivable, amounts due from related parties, prepayments and other current assets, trade and notes payable, amounts due to related parties and accruals and other current liabilities are measured at amortized cost, their fair values approximate their carrying values given their short maturities.

Short-term and long-term borrowings and convertible debts are measured at amortized cost. Their fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowing obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

The Group's capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2021 were as follows:

	Total	Less than one year	1-3 years	3-5 years	Over 5 years
Capital commitments	1,263,869	1,090,593	173,276	–	–

(b)   Purchase obligations

The Group's purchase obligations primarily relate to commitments on purchase of raw material. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2021 were as follows:

	Total	Less than one year	1-3 years	3-5 years	Over 5 years
Purchase obligations	6,796,912	6,796,912	–	–	–

(c)   Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Chongqing Zhizao was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company's acquisition of Chongqing Zhizao in December 2018. Most of these legal proceedings were still at preliminary stages, and the Company was unable to predict the outcome of these cases, or reasonably estimate a range of the possible loss, if any, given the current status of the proceedings. Other than the unpaid contract amount that the Company assumed from Lifan Acquisition and included as the Retained Assets and Liabilities, the Company did not record any accrual for expected loss payments with respect to these cases as of December 26, 2019. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from Lifan Passenger Vehicle, Lifan Industry also agreed in the Lifan Acquisition Agreement that, it will indemnify any damages and loss arising from disputes of contracts entered into by Chongqing Zhizao prior to the Company's acquisition of Chongqing Zhizao, including but not limited to above legal proceedings.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27 COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Legal proceedings (Continued)

On December 26, 2019, the Group disposed 100% equity interest of Chongqing Zhizao (Note 4), and the ongoing legal proceedings of Chongqing Zhizao were transferred out.

Other than the above legal proceedings, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2020 and June 30, 2021.

28 RELATED PARTY BALANCES AND TRANSACTIONS

The principal related party with which the Group had transactions during the periods presented is as follows:

Name of entity or individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. ("Beijing Yihang")	Affiliate
Neolix Technologies Co., Ltd. ("Neolix Technologies")	Affiliate
Airx (Beijing) Technology Co., Ltd. ("Airx")	Affiliate
Beijing Judianchuxing Technology Limited ("Beijing Judianchuxing")	Affiliate
Beijing Sankuai Online Technology Co., Ltd. ("Beijing Sankuai")	Controlled by Principal Shareholder

Payment on behalf of related party

	As of December 31, 2020	As of June 30, 2021
Beijing Judianchuxing[1]	–	1,954

(1) Beijing Judianchuxing, Beijing CHJ and a third party auto component manufacturer signed an tripartite agreement in June 2021. Pursuant to the agreement, the third party manufacturer provided mold development service to Beijing Judianchuxing. Beijing CHJ pays the service fee on behalf of Beijing Judianchuxing which will pays off to Beijing CHJ afterwards.

The Group entered into the following significant related party transactions:

	For the six months ended June 30,	
	2020	2021
Purchase materials from Beijing Yihang	20,616	30,231
Purchase service from Beijing Sankuai	–	16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28   RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Payment on behalf of related party (Continued)

The Group had the following significant related party balances:

	As of December 31, 2020	As of June 30, 2021
Due from Beijing Judianchuxing – non-trade	–	1,954
Due from Neolix Technologies – trade	678	678
Total	678	2,632

	As of December 31, 2020	As of June 30, 2021
Due to Beijing Yihang – trade	19,183	5,545
Due to Airx – trade	23	23
Total	19,206	5,568

29   DIVIDENDS

The Board of the Company did not recommend the distribution of any interim dividend for the six-month period ended June 30, 2020 and 2021.

30   SUBSEQUENT EVENTS

In August 2021, the Company completed its IPO on the Main Board of the HKEx and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11.6 billion, net of underwriter commissions and relevant offering expenses.

On August 27, 2021, Beijing CHJ signed an investment agreement with a wholly-owned subsidiary of Xinchen China Power Holdings Limited relating to the formation of a company to be held in the majority by Beijing CHJ in Mianyang, Sichuan Province, China, to develop and manufacture a next generation range extension system for the Company.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

31   RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRSs"). The effects of material differences between the financial information of the Group prepared under U.S. GAAP and IFRSs are as follows:

Reconciliation of net loss attributable to ordinary shareholders of Li Auto Inc. in the condensed consolidated statements of comprehensive loss

	For the six months ended June 30,	
	2020	2021
Net loss attributable to ordinary shareholders of Li Auto Inc. as reported under U.S. GAAP	(578,882)	(595,456)
IFRSs adjustments		
Preferred Shares *(Note (i))*	(885,919)	–
Convertible loan and debt *(Note (ii))*	1,170	(1,988,370)
Lease accounting *(Note (iii))*	(4,167)	(11,388)
Investments measured at fair value *(Note (iv))*	–	(12,198)
Share-based compensation *(Note (v))*	(7,450)	–
Issuance costs *(Note (vi))*	(6,410)	(27,836)
Net loss attributable to ordinary shareholders of Li Auto Inc. as reported under IFRS	(1,481,658)	(2,635,248)

Reconciliation of total shareholders' equity of the Group in the condensed consolidated balance sheets

	As of December 31, 2020	As of June 30, 2021
Total shareholders' equity as reported under U.S. GAAP	29,803,597	29,361,668
IFRSs adjustments		
Convertible debts *(Note (ii))*	–	(2,064,059)
Lease accounting *(Note (iii))*	(38,327)	(49,715)
Investments measured at fair value *(Note (iv))*	19,604	7,406
Issuance costs *(Note (vi))*	–	(27,836)
Total shareholders' equity as reported under IFRS	29,784,874	27,227,464

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

31 RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of total shareholders' equity of the Group in the condensed consolidated balance sheets (Continued)

Notes:

(i) **Preferred Shares**

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this "in-between" category is to indicate that a security may not be a permanent part of equity. The Company classified the Preferred Shares as mezzanine equity in the condensed consolidated balance sheets and are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, there is no concept of mezzanine or temporary equity classification. The Company designated the Preferred Shares as financial liabilities at fair value through profit or loss which are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the Preferred Shares that were attributed to changes in credit risk of the Preferred Shares were recognized in other comprehensive (loss)/income, and the remaining amounts of changes in fair value of the Preferred Shares were recognized in the profit or loss.

(ii) **Convertible loan and debt**

Under U.S. GAAP, the convertible loan issued in November 2017 and convertible debt issued in April 2021 were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS, the Group's convertible loan issued in November 2017 and convertible debt issued in April 2021 were designated as financial liabilities at fair value through profit or loss such that the convertible loan and debt were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible loan issued in November 2017 that were attributed to changes in credit risk of the convertible loan recognized in other comprehensive (loss)/income were insignificant. Therefore, the amounts of changes in fair value of the convertible loan were recognized in the profit or loss. Subsequent to initial recognition, the amounts of changes in fair value of the convertible debt issued in April 2021 that were attributed to changes in credit risk of the convertible debt were recognized in other comprehensive (loss)/income, and the remaining amounts of changes in fair value of the convertible debt were recognized in the profit or loss.

(iii) **Leases**

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement.

Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

31   RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of total shareholders' equity of the Group in the condensed consolidated balance sheets (Continued)
Notes: (Continued)

(iv)   Investments measured at fair value

Under U.S. GAAP, convertible redeemable preferred shares and ordinary shares with preferential rights issued by privately-held companies without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

(v)   Share-based compensation

Under U.S. GAAP, awards with performance targets met during the service period upon such as the fulfillment of a qualified successful IPO is a performance vesting condition. The fair value of the awards should not incorporate the probability of the condition vesting, but rather, recognized only when the performance condition is probable to be achieved. The cumulative share-based compensation expenses for the share options granted under the 2019 Plan that have satisfied the service condition were recorded upon the completion of the US IPO in the third quarter of 2020.

Under IFRS, the cumulative share-based compensation expenses for the share options granted under the 2019 Plan that have satisfied the service condition up to June 30, 2020, were recorded for the six months ended June 30, 2020, when the performance condition in relation to the successful IPO became more likely than not to be achieved.

(vi)   Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

DEFINITIONS

"2019 Plan"	the share incentive plan our Company adopted on July 2, 2019, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV in the Prospectus
"2020 Plan"	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV in the Prospectus
"2021 Plan"	the share incentive plan our Company adopted on March 8, 2021, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV in the Prospectus
"2028 Notes"	the convertible senior notes in an aggregate principal amount of US$862.5 million due 2028 with an interest rate of 0.25% per annum that our Company issued on April 12, 2021
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Beijing CHJ"	Beijing CHJ Information Technology Co., Ltd.* (北京車和家信息技術有限公司), a limited liability company established under the laws of the PRC on April 10, 2015 and a Consolidated Affiliated Entity of our Company
"Beijing CLX"	Beijing Chelixing Information Technology Co., Ltd.* (北京車勵行信息技術有限公司), a limited liability company established under the laws of the PRC on June 25, 2018 and a Consolidated Affiliated Entity of our Company
"Beijing Leading"	Beijing Leading Automobile Sales Co., Ltd.* (北京勵鼎汽車銷售有限公司), a limited liability company established under the laws of the PRC on August 6, 2019 and a subsidiary of our Company
"Board"	the board of Directors
"CEO Award Shares"	the 108,557,400 Class A Ordinary Shares to result from the conversion of the 108,557,400 Class B Ordinary Shares granted and issued pursuant to the 2021 Plan to Mr. Li on May 5, 2021. The conversion will take effect upon the Listing. For details please see section headed "Directors and Senior Management – Directors' remuneration – Grant of CEO Award" in the Prospectus

DEFINITIONS

"Changzhou Chezhinan"	Changzhou Chezhinan Standard Factory Construction Co., Ltd.* (常州車之南標準廠房建設有限公司), a limited liability company established under the laws of the PRC on March 3, 2017 and a subsidiary of our Company
"China" or "PRC"	the People's Republic of China and for the purposes of this document only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Chongqing Lixiang"	Chongqing Lixiang Automobile Co., Ltd.* (重慶理想汽車有限公司), a limited liability company established under the laws of the PRC on October 11, 2019 and a Consolidated Affiliated Entity of our Company
"Chongqing Xinfan"	Chongqing Xinfan Machinery Co., Ltd. (重慶新帆機械設備有限公司), a limited liability company established under the laws of the PRC on September 5, 2018 and a Consolidated Affiliated Entity of our Company
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Li Auto Inc. (理想汽車) (formerly known as "Leading Ideal Inc." and "CHJ Technologies Inc."), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
"Consolidated Affiliated Entity(ies)"	entities we control wholly or partly through the Contractual Arrangements, namely our VIEs and their subsidiaries

DEFINITIONS

"Contractual Arrangement(s)"
the series of contractual arrangements entered into between the WFOE, our VIEs and the Registered Shareholders (as applicable), as detailed in "Contractual Arrangements" in the Prospectus and as amended, restated, renewed, reproduced or joined from time to time

"Controlling Shareholder(s)"
has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li and the intermediary companies through which Mr. Li has an interest in the Company, namely, Amp Lee Ltd. and Cyric Point Enterprises Limited, as further detailed in the section headed "Relationship with the Controlling Shareholders" in the Prospectus

"Corporate Governance Code"
the Corporate Governance Code and Corporate Governance Report set out in Appendix 14 of the Listing Rules

"Director(s)"
the director(s) of our Company

"Global Offering"
the Hong Kong Public Offering and the International Offering as defined and described in the Prospectus

"GAAP"
generally accepted accounting principles

"Group", "we" or "us"
the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time

"Hong Kong" or "HK"
the Hong Kong Special Administrative Region of the People's Republic of China

"Hong Kong Public Offering"
the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed "Structure of the Global Offering – The Hong Kong Public Offering" in the Prospectus

DEFINITIONS

"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"International Offering"	the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3 that was filed with the SEC and automatically became effective on August 2, 2021, a preliminary prospectus supplement, and a final prospectus supplement, and subject to the terms and conditions of the International Underwriting Agreement, as further described in the section headed "Structure of the Global Offering" in the Prospectus
"Jiangsu Chehejia"	Jiangsu Chehejia Automobile Co., Ltd.* (江蘇車和家汽車有限公司), a limited liability company established under the laws of the PRC on June 23, 2016 and a subsidiary of our Company
"Jiangsu Xitong"	Jiangsu Xitong Machinery Equipment Co., Ltd.* (江蘇希通機械設備有限公司), a limited liability company established under the laws of the PRC on February 15, 2017 and a subsidiary of our Company
"Jiangsu Zhixing"	Jiangsu Zhixing Financial Leasing Co., Ltd.* (江蘇智行融資租賃有限公司), a limited liability company established under the laws of the PRC on March 28, 2018 and a subsidiary of our Company
"Latest Practicable Date"	August 31, 2021
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Date"	August 12, 2021, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange

DEFINITIONS

"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules
"Mr. Li" or "Founder"	Mr. Li Xiang
"PRC Legal Advisor"	Han Kun Law Offices
"Prospectus"	the prospectus of the Company dated August 3, 2021
"Registered Shareholders"	the registered shareholders of our VIEs, namely, with respect to Beijing CHJ, Li Xiang, Shen Yanan and Li Tie; and with respect to Xindian Information, Li Xiang, Fan Zheng, Shen Yanan, Li Tie, Qin Zhi, Liu Qinghua, Wei Wei, Song Gang, Ye Qian and Xu Bo
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi yuan, the lawful currency of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2019 Plan, the 2020 Plan and the 2021 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"Stabilizing Manager"	Goldman Sachs (Asia) L.L.C.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance

DEFINITIONS

"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"VIEs", each a "VIE"	Beijing CHJ and Xindian Information
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Wheels Technology
"Wheels Technology"	Beijing Co Wheels Technology Co., Ltd.* (北京羅克維爾斯科技有限公司), a limited liability company established under the laws of the PRC on December 19, 2017 and a subsidiary of our Company
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"Xindian Information"	Beijing Xindian Transport Information Technology Co., Ltd.* (北京心電出行信息技術有限公司), a limited liability company established under the laws of the PRC on March 27, 2017 and a Consolidated Affiliated Entity of our Company
"Xindian Interactive"	Jiangsu Xindian Interactive Sales and Services Co,. Ltd.* (江蘇心電互動汽車銷售服務有限公司), a limited liability company established under the laws of the PRC on May 8, 2017 and a subsidiary of our Company
"%"	per cent